Exhibit 3.12

MANAGEMENT’S DISCUSSION AND ANALYSIS

Savanna Energy Services Corp. is a drilling, well servicing and oilfield rentals company with operations in Canada, the United States and Australia. Savanna is committed to providing equipment and technologies that anticipate and exceed its customers’ needs.

Based in Calgary, Alberta, Savanna Energy Services Corp. (“Savanna” or the “Company”) also has field offices in Canada, the United States (the “U.S.”), and Australia. The Company’s overall business is conducted through two major divisions: contract drilling and oilfield services. Savanna operates through a number of wholly-owned subsidiaries and several partnerships with Aboriginal communities that are partially owned by the Company.

This management’s discussion and analysis (“MD&A”) is dated March 8, 2017.

This MD&A focuses on key items from the consolidated financial statements of Savanna for the years ended December 31, 2016 and 2015, which have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”), and is presented in Canadian dollars. This discussion should not be considered all-inclusive as it excludes changes that may occur in general economic, political and environmental conditions. Additionally, other matters may occur which could affect the Company in the future.

This MD&A should be read in conjunction with the Company’s audited consolidated financial statements and the related notes for the years ended December 31, 2016 and 2015, as well as the Cautionary Statement Regarding Forward-Looking Information and Statements found at the end of this MD&A. Additional information regarding the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	1

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Highlights

The following is a summary of selected financial information of the Company:

(Stated in thousands of dollars, except per share amounts) For the years ended December 31	2016	2015	2014
OPERATING RESULTS
Revenue	323,900	446,100	791,890
Operating expenses	246,843	302,593	576,713
Operating margin(1)	77,057	143,507	215,177
Operating margin %(1)	24%	32%	27%
EBITDAS(1)	52,696	100,143	157,885
Attributable to shareholders of the Company	52,051	98,709	150,610
Per share: basic	0.57	1.09	1.69
Adjusted EBITDAS(1)	54,708	110,981	159,428
Attributable to shareholders of the Company	54,063	109,547	152,153
Per share: basic	0.59	1.21	1.70
Impairment losses, net of tax(1)	—	(94,185)	(281,914)
Per share: basic	—	(1.04)	(3.16)
Net loss	(58,255)	(180,131)	(252,025)
Attributable to shareholders of the Company	(56,004)	(171,950)	(249,315)
Per share: basic	(0.61)	(1.91)	(2.79)

CASH FLOWS
Operating cash flows(1)	34,230	84,750	146,488
Per share: basic	0.37	0.94	1.64
Acquisition of property and equipment(1)	26,757	57,769	247,841
Proceeds on disposal of assets	10,543	31,593	1,536
Dividends paid	—	4,951	24,057
Dividends declared	—	2,708	32,172
Per share: basic	—	0.03	0.36

FINANCIAL POSITION AT DECEMBER 31	2016	2015	2014
Working capital(1)	42,811	35,691	76,040
Property and equipment(1)	692,164	776,574	946,578
Total assets	813,876	879,146	1,183,925
Total debt, net of cash(1)	235,113	275,020	344,309

NOTES:

(1)	Operating margin, operating margin percentage, EBITDAS, adjusted EBITDAS, operating cash flows, and impairment losses, net of tax are not recognized measures under IFRS, and are unlikely to be comparable to similar measures presented by other companies. Reconciliations of these non-IFRS measures to the IFRS measures reported in the Company’s consolidated financial statements are detailed later in this MD&A under the heading “Non-IFRS measures”.

Management believes that, in addition to net earnings, the measures described above are useful in assessing the Company’s performance as they provide an indication of the results generated by the Company’s principal business activities both prior to and after consideration of how those activities are financed, the effect of foreign exchange, the effect of non-cash impairment losses and how the results are taxed in various jurisdictions. Similarly, working capital and total debt, net of cash are not recognized measures under IFRS; however, management believes that these measures are useful as they provide an indication of the Company’s liquidity.

•	Operating margin is defined as revenue less operating expenses.

•	Operating margin percentage is defined as revenue less operating expenses divided by revenue.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

•	EBITDAS is defined as earnings before finance expenses, income taxes, depreciation, impairment losses and share-based compensation and excludes other expenses (income).

•	Adjusted EBITDAS is defined as EBITDAS before severance costs.

•	Operating cash flows are defined as cash flows from operating activities before changes in non-cash working capital.

•	Impairment losses, net of tax are defined as impairment losses net of the deferred tax effect thereon. The tax effect is determined based on the change in the temporary differences between the carrying amount of the impaired asset and its tax base, at the effective tax rate for the tax jurisdiction in which the assets resides.

•	Working capital is defined as total current assets less total current liabilities excluding the current portions of long-term debt.

•	Total debt, net of cash is defined as total long-term debt, including the current portion thereof but excluding unamortized debt issue costs, plus bank indebtedness, net of cash.

(2)	Certain industry related terms used in this MD&A are defined or clarified as follows:

•	Savanna reports its drilling rig utilization based on spud to release time for its operational drilling rigs and excludes stand-by, moving, rig up and tear down time, even though revenue may be earned during this time. Source of Canadian industry average utilization figures: Canadian Association of Oilwell Drilling Contractors (“CAODC”). Industry utilization figures are calculated in the same manner as the Company. To segregate industry utilization by rig type, industry totals by well depth range are used.

•	Savanna reports its service rig utilization for its operational service rigs in North America based on standard operating hours of 3,650 per rig per year. Utilization for Savanna’s service rigs in Australia is calculated based on standard operating hours of 8,760 per rig per year to reflect 24 hour operating conditions in that country and excludes stand-by time, even though revenue may be earned during this time. Reliable industry average utilization figures, specific to well servicing, are not available.

•	The words single, double or triple, in reference to Savanna’s drilling rigs or service rigs, are standard industry terms and are an indication of the size of the rig and its depth capacity. Specifically, these categories refer to the number of lengths of drill pipe that can stand in the rig’s derrick which has a direct correlation to the depth of the well that a rig can drill or service. Generally, single rigs are smaller and drill or service relatively shallow wells, while double and triple rigs are larger and drill or service progressively deeper wells. Depth capacity is also directly impacted by the hook load, draw works, and pump capacity of the rigs, so designation as single, double or triple, while helpful in assessing depth capacity, is by no means determinative.

FINANCIAL HIGHLIGHTS 2016 COMPARED TO 2015

Amidst a persistently challenging oil and natural gas industry backdrop, marked by low activity levels, decreasing rates, and fewer contracts, Savanna generated positive EBITDAS in each of the countries in which it operated in 2016. Savanna’s ability to achieve this was in large part a result of the fundamental structural changes made to the Company in 2015 and continued cost control initiatives in 2016. Improving industry sentiment in the fourth quarter of 2016 did result in improving activity levels relative to Q4 2015. However, overall increases in Q4 activity levels were not enough to overcome the pricing decreases realized throughout 2016, and operating margin remained lower compared to Q4 2015.

Long-reach drilling, well servicing and rentals in Canada all experienced significant activity and pricing declines in 2016, which resulted in lower revenue and operating margins compared to 2015. The significant restructuring and cost control efforts undertaken by Savanna in 2015 and 2016 limited the corresponding decrease in operating margin percentages to ten percentage points, relative to 2015. Overall, the decreased activity and pricing resulted in a $65.2 million, or 35%, decrease in revenue and a $28.7 million, or 61%, decrease in operating margins in Canada.

Savanna’s U.S. drilling and well servicing divisions also experienced activity and pricing declines relative to 2015, and, coupled with fewer rigs on contract this year versus last, resulted in lower year-over-year revenue. In addition, operating costs associated with reestablishing a more significant operation in the Permian basin also negatively affected operating margins in the second half of 2016. These operating costs included costs to reactivate drilling rigs, build a new management team with adequate support staff, and meet the operational challenges in reactivating rigs after being stacked for an extended period of time. Cost control and restructuring efforts throughout 2015 and 2016, partially mitigated the decrease in revenue and operating margin compared to 2015. Overall, operating margins in the U.S. decreased by $29.1 million, or 69%, compared to 2015, while year-over-year revenue decreased $36.8 million, or 34%.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	3

MANAGEMENT’S DISCUSSION AND ANALYSIS

In Australia, Savanna had fewer rigs on contract in 2016, relative to 2015. This resulted in lower revenue and operating margins in Savanna’s drilling and well servicing divisions relative to 2015. Additionally, the declines in both well servicing and drilling activity for Savanna in Australia also resulted in a decrease in activity, revenue and operating margin for trucking in Australia. As in North America, cost control and restructuring efforts partially mitigated the impact of the revenue and activity declines in Australia, and Savanna was able to maintain operating margin percentages in Australia despite the decrease in revenue. Overall, revenue in Australia decreased by $20 million, or 13%, and operating margins decreased by $8.6 million, or 16%, relative to 2015.

Overall, for 2016, EBITDAS decreased by 47% relative to 2015, as a result of significant activity and pricing decreases in North American drilling and oilfield services, combined with the decrease in the number of rigs under contract in the U.S. and Australia. Despite the decrease in EBITDAS, the cost control and restructuring initiatives of 2015 and 2016, together with the decrease in severance costs, limited the decrease in EBITDAS as a percentage of revenue to eight percentage points in 2016 relative to 2015. Severance costs aggregated $2 million this year versus $10.3 million in 2015. Despite the decrease in EBITDAS, the overall net loss in 2016 was lower than in 2015, primarily as a result of 2015 impairment losses of $135.1 million and the effect of the $64.8 million write-down of deferred tax assets in 2015.

FINANCIAL HIGHLIGHTS 2015 COMPARED TO 2014

The significant decline in oil prices leading up to and during 2015, and the resulting decrease in industry activity, negatively affected overall revenue, operating margin and EBITDAS relative to 2014. The impact of the industry activity and commodity price declines on Savanna was mitigated by the twelve contracted new-build rigs added in late 2014 and early 2015, the strength and extent of Savanna’s contracted rig status in Australia, cost control initiatives, and the significant restructuring efforts in early 2015.

Long-reach drilling, well servicing and rentals in Canada all experienced significant activity declines, which resulted in lower revenue and operating margins compared to 2014. However, the significant restructuring and cost control efforts undertaken by Savanna in 2015 limited the corresponding decrease in operating margin percentages to five percentage points, relative to 2014. Overall, the decreased activity resulted in a $268.6 million, or 58%, decrease in revenue and an $87.8 million, or 64%, decrease in operating margins in Canada.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Savanna’s U.S. drilling and well servicing divisions also experienced activity and revenue declines relative to 2014. However, having a greater proportion of higher-specification and higher day rate rigs, including the three new-build Velox triple drilling rigs, working in 2015, cost control and restructuring efforts, and an appreciation in the value of the U.S. dollar relative to the Canadian dollar, limited the decrease in operating margins and resulted in increased operating margin percentages compared to 2014. Overall, operating margins in the U.S. decreased $13.3 million, or 24%, compared to 2014, while year-over-year revenue decreased $97.5 million, or 48%.

In Australia, oilfield services revenue increased by $28.9 million relative to 2014 as a result of the five new service rigs and the three new flush-by units deployed into Australia in late 2014 and early 2015. The additional rigs mitigated the $11.9 million decrease in drilling revenue in Australia from the one drilling rig that came off contract and the two drilling rigs on stand-by for most of 2015. Overall operating margins and operating margin percentages in Australia increased considerably based on the effect of the higher revenue on consistent levels of field office costs and the Company’s ability to adjust its rig operating costs to maximize operating margins while rigs were on stand-by. Overall, operating margins in Australia in 2015 increased by $28.1 million, or 108%, from 2014.

Overall, for 2015, EBITDAS decreased by 37% relative to 2014, as a result of significant operating margin decreases in North American drilling and oilfield services, and $10.8 million in severance costs incurred in 2015, which were offset by contributions from the twelve contracted new-build rigs, cost reductions, and restructuring initiatives. The severance costs were incurred as the Company’s organizational structure was flattened to reduce layers of management that were not required and restructured for the current environment. Of the severance costs, approximately 45% was included in operating expenses and 55% was included in general and administrative expenses.

Based on the continuing uncertainty surrounding oil and natural gas activity and pricing, as well as the continued disconnect between the Company’s market capitalization and the book value of its assets, the Company conducted asset impairment tests at December 31, 2015, on a higher of fair value less costs of disposal, and value-in-use basis. These tests resulted in impairment losses of $135.1 million on property and equipment in 2015. The conditions for impairment were impacted by external factors including a decrease in the price of oil in the months preceding and following the end of the year, as well as continued uncertainty regarding natural gas pricing, and an overall market belief that current oil and natural gas industry fundamentals will remain lower for longer. Market dynamics related to specific asset classes and geographies were also considered. In completing its December 31, 2015 impairment tests, the Company assumed a prolonged period of cash flow recovery relative to what was assumed in its 2014 and earlier 2015 impairment tests. Certain assets, while economic and active at commodity pricing and activity levels that existed through most of 2014 and even 2015, become further challenged in a prolonged low commodity price and oilfield services activity environment.

The expectation of a prolonged low commodity price and oilfield services activity environment also created uncertainty with respect to the ultimate realization of the Company’s deferred tax assets. As a result, the Company recorded a $64.8 million write-down against its deferred tax assets in 2015. The deferred tax asset write-down, combined with the effect of Alberta income tax rate increases earlier in the year, resulted in deferred income tax expenses despite incurring pre-tax losses in 2015.

The pre-tax losses in 2015 were driven primarily by the decrease in EBITDAS, impairment losses, higher depreciation and amortization expenses, and higher finance expenses. The increase in depreciation and amortization expenses was a result of a change in the method the Company used to depreciate its drilling and service rigs from operating days or hours to years, while the increase in finance expenses was a result of an increase in the Company’s average long-term debt outstanding and a decrease in the amount of interest capitalized in the year. However, the overall net loss in 2015 was lower than in 2014, as a result of lower year-over-year impairment losses. Impairment losses were $135.1 million in 2015, compared to $393.9 million in 2014.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Progress on Key Initiatives

Savanna’s key 2016 initiatives were described in the 2015 MD&A, which appears in the Company’s 2015 Annual Report. The following is an update on the progress made toward these initiatives in 2016:

•	Savanna reduced its total debt, net of cash by $40 million in 2016;

•	In March 2016, Savanna reduced the size of its total senior secured revolving credit facility from $250 million to $150 million and amended certain financial covenant thresholds to provide Savanna with increased financial flexibility throughout 2016 and 2017.

In November 2016, Savanna secured a $17 million mortgage with the Business Development Bank of Canada on Savanna’s operating facility in Leduc, which matures on December 31, 2041 and bears interest at 4.95%.

In December 2016, Savanna secured a five-year, 7.15%, $200 million second lien senior secured term loan and completed a private placement of 13 million common shares of Savanna for gross proceeds of $18.9 million with Alberta Investment Management Corporation. Concurrently, Savanna also completed a bought deal offering of 15 million common shares of Savanna for gross proceeds of $21.7 million.

The initial $105 million draw on the second lien term loan, together with the mortgage proceeds and the net proceeds of the private placement and bought deal financings were used to repurchase $62.5 million of Savanna’s senior unsecured notes due in May 2018 and repay amounts outstanding on the Company’s revolving credit facility. The remaining $107.1 million of senior unsecured notes are expected to be repurchased once redeemable at par, in May 2017, primarily through the second draw of $95 million on the second lien term loan.

These 2016 financings reduced Savanna’s overall debt levels and de-risked the May 2018 maturity of its senior unsecured notes, while still retaining ample availability under the revolving credit facility for the foreseeable future.

Further details with respect to these financings and financial covenant amendments described above are outlined later in this MD&A under the heading “Financial Condition and Liquidity”;

•	Non-rig related salaried positions were reduced by 13% from where they were at the beginning of 2016, which represents a greater than 50% decrease from the beginning of 2015;

•	Field office and general and administrative costs, excluding severance costs and costs related to an unsolicited takeover bid, reduced by $3.6 million, or 21%, compared to Q4 2015. This represents annualized field office and general and administrative cost savings of nearly $70 million relative to the Company’s 2014 exit run-rate, and annualized cost savings of more than $14 million relative to the Company’s significantly reduced 2015 exit run-rate. In aggregate, field office and general and administrative costs in 2016 were $23 million, or 29%, lower than in 2015 and $60 million, or 53%, lower than in 2014;

•	Repairs and maintenance costs in aggregate remained relatively in-line compared to 2015. Maintenance capital, continued to be limited to necessary equipment maintenance, replacement, and rig re-certification requirements, as well as rig upgrades or reactivations dictated by customer activity; and

•	Process and system improvement project, which includes the replacement of various disparate legacy systems with a single global enterprise resource planning system, is nearing completion. The new system is expected to go live in North America in April 2017, with the Australia portion of the project expected to be complete in early summer 2017. Improved and standardized global processes and systems are expected to limit personnel increases in a recovery of activity levels.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	6

MANAGEMENT’S DISCUSSION AND ANALYSIS

Additionally, in response to indications of increasing drilling activity in the Permian basin, Savanna undertook a new initiative in 2016:

•	Savanna began deploying capital in Q3 2016 to put stacked rigs back to work in the Permian basin. For over a year, Savanna had only operated two drilling rigs in the Permian compared to Q1 2015 when all 22 of the Company’s drilling rigs located in the region were operating. In the second half of 2016, Savanna upgraded and reactivated six drilling rigs in West Texas with a seventh reactivated drilling rig commencing field work in Q1 2017. The cost to upgrade and reactivate these seven drilling rigs was approximately $1.2 million U.S. dollars per rig, part of which is considered capital and part of which is considered operating expense. The total cost per rig was more than Savanna had originally anticipated as the condition of the rigs when stacked out, as well as the effect the heat had on the idle rigs, resulted in more repairs than were expected.

The reductions to overall staff levels and field office and general and administrative costs, described in the key initiatives above were achieved despite the costs incurred during the second half of 2016 to put a new management team in place at the Company’s West Texas base. As of the date of this MD&A, the Company has nine rigs operating in the Permian basin.

Proposed Transactions

Savanna is engaged in a strategic review process which was initiated in response to an unsolicited takeover bid launched by Total Energy Services Inc. (“Total”) to purchase all of the common shares of Savanna on the basis of 0.13 of a common share of Total for each common share of Savanna. On March 1, 2017, Total amended its offer to shareholders of Savanna to increase the consideration to 0.13 of a common share of Total and $0.20 in cash for each common share of Savanna. The special committee and Board of Directors are reviewing Total’s amended offer with their financial and legal advisors and will respond in due course. Savanna, under the supervision of the special committee, is continuing its strategic alternatives process to maximize value for all shareholders. The Board of Directors recommends that shareholders take no action until they have received further communication from the Board of Directors.

Market Trends

Savanna’s business depends significantly on the level of spending by oil and gas companies for exploration, development, production, and abandonment activities. In addition to general economic conditions and expectations, sustained increases or decreases in the price of natural gas or oil materially impact such activities and could have a material impact on the Company’s business, financial condition, results of operations and cash flows (see “Risks and Uncertainties” in this MD&A and “Risk Factors” in the Company’s Annual Information Form). In recent years, pricing for both oil and natural gas has become more regional. As a result, the physical location of Savanna’s assets can result in localized commodity pricing trends having a significant impact on demand for the Company’s services in any particular region. Technological and physical capacity and design of equipment is also differentiating the suitability of drilling and oilfield services equipment to work on specific well profiles.

Savanna’s business depends heavily on the nature of wells drilled by its customers, as well as their geographic focus. Dramatic shifts in well depths or geographic regions can, despite the mobility of drilling and well servicing equipment, temporarily disrupt or increase the demand for Savanna’s services. These shifts can occur rapidly, which may require a corresponding shift in Savanna’s asset or geographic focus. Savanna continuously attempts to anticipate these shifts and address them, as evidenced by Savanna’s market share in currently active basins such as the Surat, in Australia, and the Viking, in Western Canada, as well as Savanna’s increased market share in the Permian, in West Texas. Over the past several years, Savanna has expended considerable capital and effort on repositioning its drilling and well servicing fleet into more active regions and in diversifying the depth and operational capacity of its drilling fleet.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Recognizing the highly seasonal and cyclical nature of the Canadian oilfield services market, Savanna has also driven toward achieving a better balance between its Canadian business and operations in geographies outside of Canada. Savanna will continue to assess the long-term fit of various components of its capital asset base to unfolding market demand, and will manage its capital accordingly. In addition, in 2015 and 2016 Savanna made fundamental structural changes in the Company, which has better aligned its cost structure with the variable nature of the oilfield services industry.

Due to fluctuations in the price of oil and natural gas, the oil and gas industry is subject to significant volatility. Over the last few years, natural gas prices have remained relatively low. North American natural gas production is still high and there remains a cautious outlook regarding the price of this commodity and the related oilfield services activity it drives. Prior to 2015, oil prices had remained relatively strong, generating a greater emphasis on oil-focused drilling, completion and maintenance activity. However, since late 2014 oil prices have declined dramatically. This has generated a significant amount of uncertainty regarding near-term oil-focused activity. Prices for these commodities have improved from the lows reached in early 2016, however both oil and natural gas prices still remain relatively low. Reductions in production quotas agreed to by both the Organization of the Petroleum Exporting Countries (“OPEC”) and certain non-OPEC producers are expected to at least stabilize, and potentially improve, oil prices in the medium-term. Canadian pipeline capacity issues continue to limit local oil prices, particularly with respect to heavier crudes, relative to world oil prices. Declines in the value of the Canadian dollar relative to the U.S. dollar have alleviated this somewhat, and the recent approval of two new Canadian oil export pipelines should improve local pricing for oil in the future.

Lower oil and natural gas prices in North America present two key challenges to Savanna’s business prospects. First, low pricing in the natural gas market has substantially reduced drilling for dry natural gas throughout North America for the past several years. While Savanna’s focus had shifted to oil and natural gas liquids-rich areas, the reduction in oil and liquids-driven activity over the last two years has resulted in increased competitive pressures. Secondly, lower oil and natural gas pricing reduces the cash flow that Savanna’s customers generate to pursue drilling and exploration programs. Given the steep declines in oil prices since late 2014, coupled with continued low natural gas prices, these factors will continue to negatively impact Savanna in the near-term. Both oil and natural gas prices trended up through 2016, which resulted in increasing rig counts in North America from the historical lows reached earlier in 2016. Should oil prices stabilize at current levels, 2017 North American oil and natural gas industry activity is likely to increase relative to 2016. However, despite the 2016 increases, oil and natural gas prices remain relatively low and market expectations are that pricing for these commodities will need to increase further before rig counts increase more meaningfully. As a result, the significant competitive pressures facing the oilfield services industry will likely remain through the remainder of 2017.

See “Cautionary Statement Regarding Forward-Looking Information and Statements”.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	8

MANAGEMENT’S DISCUSSION AND ANALYSIS

Equipment Fleet and Capital Program

The following table outlines the Company’s active drilling rig fleet by type of rig.

	Dec. 31 2016	Dec. 31 2015
DRILLING RIGS
Long-reach horizontal drilling rigs
Heavy and ultra-heavy telescoping doubles	52	52
TDS-3000TM	15	15
TDS-2200	8	8
Velox triples	3	3
Triples	2	2

	80	80

Shallow drilling rigs
North American hybrids - CT 1500	15	15
Australian specification hybrids	5	5
Single	1	1

	21	21

TOTAL DRILLING RIGS	101	101

The following table outlines the Company’s active service rig fleet by type of rig.

	Dec. 31 2016	Dec. 31 2015
SERVICE RIGS
Singles	38	38
Doubles	36	36
Australian specification service rigs	9	9
Flush-by units	4	4

TOTAL SERVICE RIGS	87	87

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table outlines the deployment of Savanna’s active drilling and service rig fleets by geographic location.

	Dec. 31 2016	Dec. 31 2015
DRILLING RIGS
Canada	68	68
United States	28	28
Australia	5	5

	101	101

SERVICE RIGS
Canada	57	57
United States	18	18
Australia	12	12

	87	87

*	Included in the tables above are eight drilling rigs and six service rigs that are operated in limited partnerships partially owned by the Company.

CAPITAL PROGRAM

Capital spending for 2016 was limited to maintenance capital, rig upgrades and reactivations, drill pipe, and enterprise resource planning system upgrades. Capital expenditures in 2016 totaled $26.8 million, while proceeds on asset disposals were $10.5 million, for net capital expenditures in 2016 of $16.3 million. The increase from previous capital expenditure estimates relates to expectations of increased activity levels in 2017 than previously anticipated, and includes: $4 million in drill pipe; $1 million to upgrade the hook-load, racking capacity, and circulating systems on two double drilling rigs, as well as the racking boards on two others, all in Canada; and $0.6 million to cover the first half of the pumping capacity upgrade to 7,500 psi for the two high-specification AC double drilling rigs recently contracted in the Marcellus. In addition, the capital costs associated with the upgrade and reactivation of drilling rigs in West Texas were underestimated with the average cost being closer to $0.9 million U.S. dollars per rig compared to prior estimates of closer to $0.6 million U.S. dollars per rig (see “Progress on Key Initiatives” earlier in this MD&A).

In light of improving industry conditions and activity levels, Savanna announced an initial capital budget of $22 million for 2017 centered on rig reactivations, rig upgrades, maintenance capital and finalizing the enterprise resource planning system upgrades initiated in 2016. Included in the capital budget is the reactivation of three drilling rigs in the Permian basin, which are incremental to the seven drilling rigs recently reactivated in the region, and the remaining costs related to the 7,500 psi pump upgrades for the two drilling rigs in the Marcellus. Initial maintenance capital levels have been estimated based on expectations of increased activity levels in 2017. Actual expenditures will depend on actual activity levels for 2017, unexpected equipment maintenance and replacement, any upgrades or enhancements required to secure customer contracts, and necessary rig recertification requirements. Savanna will continually evaluate its 2017 maintenance capital requirements in light of changes to anticipated activity levels as well as customer upgrade requirements necessary to secure contracts. See “Cautionary Statement Regarding Forward-Looking Information and Statements”.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Contract Drilling

Savanna provides contract drilling services through its Velox triple drilling rigs, mechanical triple drilling rigs, long-reach horizontal telescoping double drilling rigs, TDS-2200 and TDS-3000TM drilling rigs, and proprietary hybrid drilling rigs. In all periods presented, the drilling division operated in Canada, the United States and Australia.

(Stated in thousands of dollars, except revenue per day)	Three Months Ended			Twelve Months Ended
December 31	2016	2015	Change	2016	2015	Change
Revenue	$60,372	$55,175	9%	$173,348	$262,257	(34%)
Operating expenses	$54,371	$39,014	39%	$142,156	$176,916	(20%)
Operating margin(1)	$6,001	$16,161	(63%)	$31,192	$85,341	(63%)
Operating margin %	10%	29%		18%	33%
Billable days	2,881	2,165	33%	7,646	10,395	(26%)
Revenue per billable day	$20,955	$25,485	(18%)	$22,672	$25,229	(10%)
Operating (spud to release) days(2)	2,484	1,841	35%	6,467	8,253	(22%)
Wells drilled	439	347	27%	1,281	1,281	0%
Meters drilled	809,758	620,304	31%	2,165,353	2,377,397	(9%)
Meters drilled per well	1,845	1,788	3%	1,690	1,856	(9%)

FOURTH QUARTER RESULTS

Overall contract drilling revenue increased relative to Q4 2015, as a result of higher activity levels in Canada and the U.S., and despite lower day rates. In Canadian long-reach drilling, billable days increased by 34% while day rates were 19% lower compared to Q4 2015. Competitive pressures in Canada held day rates lower in the quarter which was the primary driver for the decrease operating margins in Canada relative to Q4 2015. Savanna increased market share in Canada in Q4 2016, despite the effects of wet weather through the start of the quarter and having only one drilling rig on a long-term contract in Canada. Billable days in the U.S. increased 82%, based on more rigs working, relative to Q4 2015, while average day rates were 29% lower. The decrease in day rates in the U.S. were based on contract roll overs on two of Savanna’s three Velox triple drilling rigs with Q4 2016 rates approximately $10,000 U.S. dollars per day lower than in Q4 2015, and changes in rig mix, as six rigs were upgraded and reactivated in the Permian basin in the second half of 2016. The operating costs associated with reactivating these rigs, combined with an increase in field office costs and operational challenges in West Texas in Q4 2016, resulted in negative operating margins in the U.S. in the quarter. In Australia, revenue was relatively flat compared to Q4 2015, as a 12% decrease in activity was offset by an 8% increase in revenue per day. Per day revenue in Australia increased, in the same respective periods, based on the Company’s new performance-based pricing model on its drilling rigs there and despite a 42% decrease in third party revenue. The increased pricing, including the effect of lower third party revenue, combined with a $0.5 million decrease in field office costs resulted in an increase in operating margin and operating margin percentages in Australia drilling in Q4 2016, compared to Q4 2015.

ANNUAL RESULTS

Contract drilling revenue decreased in 2016 relative to 2015, as a result of: a 14% decrease in billable days and a 24% decrease in day rates in long-reach drilling in Canada; a 51% decrease in days and an 18% decrease in rates related to Q1 coring activity in Canada; a 37% decrease in billable days in U.S. drilling; and a 34% decrease in billable days in Australia drilling. These decreases were driven by the low oil and natural gas prices that persisted throughout 2015 and 2016, and the resulting decline in overall industry drilling activity. Based on the low activity levels, the Company has continued to focus on cost control after undergoing a significant restructuring in 2015. Field office costs were $4.9 million lower compared to 2015, while severance costs decreased to $0.9 million in 2016, compared to $2 million in 2015. The lower field office and severance costs partially mitigated the overall decrease in operating margin percentages relative to 2015.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

GEOGRAPHIC RESULTS

The following summarizes the quarterly and annual operating results in 2016 and 2015 by type of rig and/or geographic area. Long-reach drilling in Canada includes the Company’s telescoping double drilling rigs, TDS-3000TM drilling rigs and TDS-2200 drilling rigs.

	Long-reach	Shallow
(Stated in thousands of dollars)	Drilling	Drilling	Drilling	Drilling
Q4 2016	Canada	Canada	U.S.	Australia	Total
Revenue	28,412	1,525	17,754	12,681	60,372
Operating margin(1)	3,440	(587)	(1,261)	4,409	6,001
Operating margin %(1)	12%	Δ	Δ	35%	10%

Revenue excluding cost recoveries	24,354	1,471	16,455	12,256	54,536
Operating margin(1)	3,440	(587)	(1,261)	4,409	6,001
Operating margin %(1)	14%	Δ	Δ	36%	11%

Average number of rigs deployed	52	16	28	5	101
Utilization %(2)	32%	4%	26%	46%	27%

Δ	Calculation not meaningful

	Long-reach	Shallow
(Stated in thousands of dollars)	Drilling	Drilling	Drilling	Drilling
Q4 2015	Canada	Canada	U.S.	Australia	Total
Revenue	26,322	1,781	13,786	13,286	55,175
Operating margin(1)	7,168	(106)	6,119	2,980	16,161
Operating margin %(1)	27%	Δ	44%	22%	29%

Revenue excluding cost recoveries	22,879	1,735	12,842	12,219	49,675
Operating margin(1)	7,168	(106)	6,119	2,980	16,161
Operating margin %(1)	31%	Δ	48%	24%	33%

Average number of rigs deployed	52	16	28	5	101
Utilization %(2)	24%	5%	12%	63%	20%

Δ	Calculation not meaningful

	Long-reach	Shallow
(Stated in thousands of dollars)	Drilling	Drilling	Drilling	Drilling
2016 Annual	Canada	Canada	U.S.	Australia	Total
Revenue	71,125	10,601	52,357	39,265	173,348
Operating margin(1)	10,067	2,339	7,383	11,403	31,192
Operating margin %(1)	14%	22%	14%	29%	18%

Revenue excluding cost recoveries	62,561	10,299	47,295	36,887	157,042
Operating margin(1)	10,067	2,339	7,383	11,403	31,192
Operating margin %(1)	16%	23%	16%	31%	20%

Average number of rigs deployed	52	16	28	5	101
Utilization %(2)	20%	8%	16%	35%	17%

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MANAGEMENT’S DISCUSSION AND ANALYSIS

(Stated in thousands of dollars)	Long-reach Drilling	Shallow Drilling	Drilling	Drilling
2015 Annual	Canada	Canada	U.S.	Australia	Total
Revenue	108,972	23,423	82,386	47,476	262,257
Operating margin(1)	30,498	9,161	32,715	12,967	85,341
Operating margin %(1)	28%	39%	40%	27%	33%

Revenue excluding cost recoveries	96,031	23,145	76,931	44,454	240,561
Operating margin(1)	30,498	9,161	32,715	12,967	85,341
Operating margin %(1)	32%	40%	43%	29%	35%

Average number of rigs deployed	52	16	28	5	101
Utilization%(2)	23%	13%	23%	40%	22%

In the contract drilling segment, significant costs are incurred and passed through to customers with little or no markup. The types of costs most commonly passed through to customers include: fuel, rig transportation, equipment rentals, drill pipe inspections and repairs, and crew travel to rig locations. For Q4 2016 these costs aggregated $5.8 million (Q4 2015 - $5.5 million). Overall in 2016 cost recoveries aggregated $16.3 million compared to $21.7 million in the same period in 2015. Savanna’s accounting policy with respect to cost recoveries billed to customers is to include them as both revenue and operating expenses rather than to net them. Although Savanna believes this most appropriately reflects the substance of the underlying transactions, the accounting treatment of cost recoveries varies in the oilfield services industry. There is no effect on overall operating margins whether cost recoveries are netted or not; however, the different treatments do result in different operating margin percentages, as the same dollar margin is factored against lower revenue when cost recoveries are netted. As a result, Savanna believes it is useful to provide revenue excluding cost recoveries and the resulting operating margin percentages for comparative purposes.

LONG-REACH DRILLING CANADA

Lower day rates, combined with lower utilization on Savanna’s Canadian long-reach drilling rigs, resulted in decreases in revenue and operating margin in 2016 compared to 2015. Despite the decrease in utilization, Savanna increased its market share of drilling activity in Canada every quarter in 2016 compared to the same quarters in 2015.

Driven by overall declines in industry drilling activity in Canada, billable days were 42% lower in the first half of 2016 compared to the first half of 2015 and average day rates were 19% lower, and resulted in significant revenue and operating margin declines. In the second half of 2016, competitive pressures reduced rates by another 17% relative to the first half of the

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MANAGEMENT’S DISCUSSION AND ANALYSIS

year, which represented a 22% decline from the second half of 2015. The lower rates and improving industry sentiment led to increased activity, particularly in Q4 2016, and billable days increased by 12% in the second half of 2016 compared to the same period in 2015. However, the increased activity in the second half of 2016 was more than offset by the lower rates and resulted in considerably lower revenue and operating margin relative to 2015.

To mitigate the impact of these declines, significant cost control and restructuring initiatives were undertaken over the two years. These initiatives resulted in a 5% decrease in daily rig operating costs and a 34% decrease in field office costs relative to 2015, excluding severance costs.

Overall, the decrease in activity, day rates and revenue resulted in lower operating margins in 2016 compared to 2015. The 20% utilization rate for Savanna’s long-reach drilling rigs in 2016 was ahead of the Canadian industry average utilization rate of 17% in the same depth categories.

SHALLOW DRILLING CANADA

The majority of the revenue with respect to Savanna’s shallow drilling fleet in Canada was generated in the first quarter in each of 2016 and 2015. During the first quarter of 2016, operating days decreased by 51% while day rates were 18% lower relative to the same period in 2015. These decreases in Q1 utilization and pricing, driven by declines in industry and oil sands coring activity, resulted in a decrease in operating margin in 2016 relative to 2015. However, cost control and restructuring initiatives helped to reduce the negative impact of the decrease in activity and revenue, on operating margins, this year versus last. Field office costs, excluding severance costs, decreased by 34% compared to 2015. Most of the activity for the shallow drilling rigs occurred in Q1 2016, during which Savanna’s shallow drilling rigs achieved a 24% utilization rate, well above the Canadian industry average Q1 2016 utilization rate of 18% in the same depth categories.

DRILLING U.S.

Declines in industry drilling activity in the U.S. in the first nine months of 2016, resulted in a 56% decrease in billable days for Savanna’s U.S. drilling operation and led to revenue and operating margin decreases relative to the first nine months of 2015. During this period, revenue per day was higher in U.S. drilling than in the same period in 2015, as the four drilling rigs that operated on average in the first nine months of 2016 were of higher-spec and generated higher day rates.

In response to indications of increasing drilling activity in the Permian basin, in June 2016 Savanna put a new management team in place in West Texas and began reactivating drilling rigs that had been stacked for over a year. In the second half of 2016, Savanna upgraded and reactivated six drilling rigs in West Texas and commenced the reactivation of a seventh.

With more rigs working, billable days in U.S. drilling increased 82% in Q4 2016, relative to Q4 2015. Despite the increase in billable days, Savanna generated negative operating margin in Q4 2016. The negative operating margin was a result of relatively low day rates, operating costs associated with reactivating drilling rigs as well as an increase in field office costs and operational challenges in West Texas. Of the aggregate cost to reactivate these seven drilling rigs, $2.6 million was included in operating expenses in 2016. The total cost per rig was more than Savanna had originally anticipated as the condition of the rigs when stacked out, as well as the effect the heat had on the idle rigs, resulted in more repairs than were expected. Savanna also faced operational challenges as rigs began operating after being stacked for an extended period of time with new rig crews. This was exacerbated by short-duration work that was secured with new customers, often only one or two wells, which also led to higher relative trucking costs. Field office costs also increased in the second half of 2016 with the new management team and required support staff added in West Texas. Despite the second half increases, field office costs, excluding severance costs, in 2016 were $0.7 million lower compared to 2015. Significantly lower day rates on two of Savanna’s three Velox triple drilling rigs also negatively affected operating margin in Q4 2016, relative to Q4 2015.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Overall, the decrease in activity and revenue, combined with the higher costs in West Texas, resulted in lower operating margins in 2016 compared to 2015. Despite realizing negative operating margins in the Company’s West Texas operation in Q4 2016, Savanna’s strategic decision to reactivate drilling rigs in the Permian basin is expected to yield positive results as this market continues to improve.

DRILLING AUSTRALIA

In Australia, revenue decreased in 2016, compared to 2015, due to a decrease in the number of drilling rigs under contract this year versus last. There were 34% fewer billable days in Australia drilling in 2016, relative to 2015. In addition, Savanna’s drilling division in Australia incurred severance costs of $0.6 million in 2016 compared to $0.3 million in 2015. The Company’s new performance-based pricing model, under which certain of Savanna’s drilling rigs in Australia were operating in 2016, resulted in a 25% increase in per day revenue in 2016, relative to 2015. The higher per day revenue, combined with a 31% decrease in field office costs partially mitigated the decrease in drilling activity and operating margin in Australia compared to 2015, and resulted in higher operating margin percentages in the same respective periods.

Oilfield Services

Savanna provides well servicing and rental equipment to the oil and gas industry in Canada, the United States and Australia. The Company operates single and double service rigs, flush-by units, and a wide array of rental equipment.

(Stated in thousands of dollars, except revenue per hour)	Three Months Ended			Twelve Months Ended
December 31	2016	2015	Change	2016	2015	Change
Revenue	$44,200	$45,981	(4%)	$152,206	$185,504	(18%)
Operating expenses	$32,305	$31,795	2%	$106,341	$127,449	(17%)
Operating margin(1)	$11,895	$14,186	(16%)	$45,865	$58,055	(21%)
Operating margin %	27%	31%		30%	31%
Billable hours - well servicing	42,883	46,179	(7%)	152,904	181,546	(16%)
Revenue per billable hour - well servicing	$896	$839	7%	$873	$856	2%
Operating hours - well servicing	37,188	34,347	8%	118,674	131,620	(10%)

FOURTH QUARTER RESULTS

Operating margin for Savanna’s oilfield services division in Q4 2016 decreased relative to Q4 2015, based primarily on a decrease in billable hours in Australia in the same respective periods. In Canada, revenue in Q4 2016 was down slightly compared to Q4 2015 as a 10% increase in operating hours was more than offset by a 12% decrease in per hour revenue in Canadian well servicing and a 10% decrease in Canadian rental revenue. In U.S. well servicing, revenue was also marginally lower relative to Q4 2015 as a 3% increase in activity was more than offset by a 13% decrease in per hour revenue. The revenue decreases in Australia in Q4 2016 compared to Q4 2015 were also not significant. The 23% decrease in billable hours in Australia well servicing, as a result of having two fewer service rigs and one less flush-by unit on contract, were partially offset by higher rates, which were based on a greater proportion of operating hours versus stand-by hours in Q4 2016 relative to Q4 2015. The decrease in billable hours did negatively affect Australian operating margin in Q4 2016 as per hour margins were relatively flat compared to Q4 2015. In Canada and the U.S., the decreases in pricing in Q4 2016 are reflective of competitive pressures in the industry, as a result of the significant decline in oil and natural gas prices throughout 2015 and 2016, and resulted in lower overall operating margins being generated by the Company in North America as well.

Included in revenue for Q4 2016, was $5.8 million from oilfield rentals (Q4 2015 - $7.3 million). Of the Q4 2016 rental revenue, $4.1 million (Q4 2015 - $5.4 million) was generated in Australia and $0.4 million (Q4 2015 - $0.3 million) was eliminated on overall consolidation as inter-segment revenue. Oilfield rentals revenue is excluded from the per hour revenue calculations above.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

ANNUAL RESULTS

Revenue and operating margin for Savanna’s oilfield services division decreased in 2016 compared to 2015, based on decreases in activity and pricing in the same respective periods. In North America, pricing decreased throughout 2016, while activity began to rebound in the second half of the year, after significant decreases in the first half of the year, compared to the same periods in 2015. In Australia, the decrease in activity occurred post Q1 2016, as rigs came off contract. Based on the low activity levels, the Company continued to focus on cost control after undergoing a significant restructuring in 2015, which resulted in a $5.2 million decrease in field office costs compared to 2015. A decrease in severance costs also partially mitigated the decrease in overall oilfield services operating margin relative to 2015. Severance costs related to oilfield services totaled $0.9 million in 2016, compared to $2.9 million in 2015. The field office and severance cost decreases, combined with decreases in rig operating costs, partially mitigated the decreases in activity and pricing and overall operating margin percentages for oilfield services remained relatively flat year-over-year.

Included in revenue for 2016, was $18.8 million from oilfield rentals (2015 - $30 million). Of the rental revenue in 2016, $12.2 million (2015 - $20.9 million) was generated in Australia and $1.7 million (2015 - $1.7 million) was eliminated on overall consolidation as inter-segment revenue. Oilfield rentals revenue is excluded from the per hour revenue calculations above.

GEOGRAPHIC RESULTS

The following summarizes the quarterly and annual operating results by geographic area:

(Stated in thousands of dollars)
Q4 2016	Canada	U.S.	Australia	Total
Revenue	12,239	4,502	27,459	44,200
Operating margin(1)	1,756	1,354	8,785	11,895
Operating margin %(1)	14%	30%	32%	27%
Average number of rigs deployed - well servicing	57	18	12	87
Utilization % - well servicing(2)	36%	40%	66%	41%

(Stated in thousands of dollars)
Q4 2015	Canada	U.S.	Australia	Total
Revenue	12,703	5,027	28,251	45,981
Operating margin(1)	2,203	1,713	10,270	14,186
Operating margin %(1)	17%	34%	36%	31%
Average number of rigs deployed - well servicing	65	18	12	95
Utilization % - well servicing(2)	29%	39%	41%	32%

(Stated in thousands of dollars)
2016 Annual	Canada	U.S.	Australia	Total
Revenue	38,385	17,932	95,889	152,206
Operating margin(1)	6,312	5,523	34,030	45,865
Operating margin %(1)	16%	31%	35%	30%
Average number of rigs deployed - well servicing	57	18	12	87
Utilization % - well servicing(2)	27%	39%	68%	35%

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MANAGEMENT’S DISCUSSION AND ANALYSIS

(Stated in thousands of dollars)
2015 Annual	Canada	U.S.	Australia	Total
Revenue	52,921	24,725	107,858	185,504
Operating margin(1)	7,622	9,321	41,112	58,055
Operating margin %(1)	14%	38%	38%	31%
Average number of rigs deployed - well servicing	65	18	12	95
Utilization % - well servicing(2)	26%	46%	37%	31%

OILFIELD SERVICES CANADA

In Savanna’s Canadian well servicing operation, revenue decreased in 2016 compared to 2015 based on a 10% decrease in operating hours and a 20% decrease in per hour revenue. Driven by overall declines in industry activity in Canada, aggregate operating hours were 18% lower in the first nine months of 2016, compared to the same period in 2015, before increasing by 10% in Q4 2016, based on lower rates and improving industry sentiment. Lower year-over-year revenue overall, was partially mitigated by lower per hour rig operating costs and a $1.1 million decrease in field office costs compared to 2015, as well as the effect of $0.5 million less in severance costs than in 2015. The cost reductions were a result of significant cost control initiatives put in place in 2015, which included field office consolidation and restructuring, as well as wage reductions through both 2015 and 2016. The operating cost improvements partially offset the revenue decreases in 2016, and limited the decrease in year-over-year operating margin percentages to 2%. For Canadian rentals, revenue decreased 25% in 2016 compared to 2015, based on lower demand. The revenue declines were more than offset by a $2.2 million decrease in field office costs and a $1.1 million decrease in severance costs, which resulted in an increase in operating margin in Canadian rentals relative to 2015.

OILFIELD SERVICES U.S.

In the Company’s U.S. well servicing operation, declines in overall industry activity resulted in a 29% decrease in operating hours in the first half of 2016, relative to the first half of 2015 and a 15% reduction in year-over-year rates. In the second half of 2016, operating hours increased by 4% relative to the second half of 2015. Lower per hour rig operating costs and field office costs, partially mitigated the effect of the lower pricing, however revenue and operating margin decreased in 2016 relative to 2015, based on lower rates and the overall 15% decrease in operating hours.

OILFIELD SERVICES AUSTRALIA

In Australia, revenue and operating margin decreased in 2016 relative to 2015. The decreases were driven by fewer service rigs on contract and a 42% decrease in trucking revenue, which was based on decreases in both well servicing and drilling activity for Savanna in Australia. For well servicing in Australia, higher average per hour rates, based on a greater percentage of operating versus stand-by hours, and a $1.2 million decrease in field office costs this year versus last partially mitigated the decrease in billable hours and operating margin in 2016 compared to 2015. Also impacting operating margin in 2016 relative to 2015, was the receipt of a $0.7 million contract termination fee in Q1 2016, as well as lower year-over-year severance costs.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Other Financial Information

GENERAL AND ADMINISTRATIVE EXPENSES

(Stated in thousands of dollars)	Three Months Ended			Twelve Months Ended
December 31	2016	2015	Change	2016	2015	Change
General and administrative expenses*	5,742	8,323	(31%)	24,361	43,364	(44%)
as a % of revenue	5.5%	8.3%		7.5%	9.7%

*	General and administrative expenses above, differs from the amount reported in the consolidated statement of net earnings as it excludes the attributable amounts of share-based compensation and depreciation. Those attributable amounts have been included under the applicable headings in the tables below. This presentation is consistent with how management reviews the information internally.

General and administrative expenses for the quarter and year ended December 31, 2016, decreased significantly compared to the same periods in 2015, as a result of the considerable restructuring efforts undertaken in early 2015, as well as the continuing cost control efforts by the Company through 2016. Early last year, the Company’s organizational structure was flattened to reduce layers of management that were not required and was further restructured for the prevailing economic environment. Since that time non-rig related positions have been reduced significantly in both general and administrative functions and field office functions, the costs of which are included in operating expenses. In addition, beginning in late Q1 2015, executive officers and directors took more than a 15% reduction in salaries and fees, and average salary and wage roll backs of 7% were implemented for all other non-rig related employees. These restructuring efforts decreased salaries and wages and reduced other costs tied to the number of employees, but also resulted in $5.9 million in associated general and administrative severance costs in 2015. In 2016, general and administrative expenses included $0.2 million in severance costs. The Company has maintained discipline with respect to field office and general and administrative costs, which have remained relatively flat compared to Q3 2016.

SHARE-BASED COMPENSATION

(Stated in thousands of dollars)	Three Months Ended				Twelve Months Ended
December 31	2016	2015	Change		2016	2015	Change
Share-based compensation	2,540	184		Δ	3,946	(2,091)		Δ

Δ	Calculation not meaningful

The increase in share-based compensation expense in Q4 2016, compared to Q4 2015, was a result of the increase in Savanna’s share price during Q4 2016 and the effect the share price increase had on the mark-to-market adjustments of the Company’s share based rewards, as well as an increase in the number of share-based rewards expected to vest during the periods. The number of performance share units expected to vest is based on certain performance criteria, which improved in Q4 2016, and resulted in an increase in the number of performance share units expected to vest.

The share-based compensation expense for the year ended December 31, 2016, is a result of the number of share-based rewards granted in 2016 and 2015, the increase in Savanna’s share price during the period, and the effect the share price increase had on the mark-to-market adjustments of the Company’s share based rewards, as well as an increase in the number of share-based rewards expected to vest. The reversal of share-based compensation expense for the year ended December 31, 2015, is primarily a result of the number of share based rewards cancelled in 2015 as a result of restructuring the Company. Mark-to-market adjustments on the Company’s deferred share units, performance share units and restricted share units, based on a share price decrease in 2015, combined with a decrease in the number of units expected to vest also impacted the reversal of share-based compensation expense for the year ended December 31, 2015.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

DEPRECIATION

(Stated in thousands of dollars)	Three Months Ended			Twelve Months Ended
December 31	2016	2015	Change	2016	2015	Change
Depreciation	24,104	30,698	(21%)	95,084	114,028	(17%)

Overall depreciation expense for the quarter and year ended December 31, 2016, decreased compared to the same periods in 2015 as a result of the 2015 impairment losses recorded against property and equipment, and the effect those impairment losses had on the remaining net book value of the Company’s depreciable assets.

IMPAIRMENT LOSSES

(Stated in thousands of dollars)	Three Months Ended				Twelve Months Ended
December 31	2016	2015	Change		2016	2015	Change
Impairment losses	—	135,112		Δ	—	135,112		Δ

Δ	Calculation not meaningful

Given the significant degree of uncertainty regarding oil and natural gas activity and pricing and the dramatic change in the Company’s operating environment through 2015 and the beginning of 2016, the Company conducted impairment tests on specific assets, and on a cash generating unit (“CGU”) basis at December 31, 2015, on a higher of fair value less cost of disposal, and value-in-use basis. These tests indicated that the recoverable amounts of all North American CGUs were below their carrying amounts and resulted in impairment losses of $135.1 million on property and equipment. The conditions for impairment were impacted by external factors including a sharp decrease in the price of oil in the months preceding and following the end of 2015, as well as continued uncertainty regarding natural gas pricing, and an overall market belief that negative oil and natural gas industry fundamentals would remain lower for longer. Market dynamics related to specific asset classes and geographies were also considered. Impairment losses are a result of management’s best estimates at a specific point in time. These estimates are subject to measurement uncertainty as they are dependent on factors outside of management’s control. Savanna determined that there were no further impairment indicators at December 31, 2016, as compared to when the December 31, 2015 impairment tests were performed.

FINANCE EXPENSES

(Stated in thousands of dollars)	Three Months Ended			Twelve Months Ended
December 31	2016	2015	Change	2016	2015	Change
Interest on long-term debt	4,141	4,286	(3%)	16,461	16,749	(2%)
Amortization of debt issue costs	824	252	227%	1,620	1,111	46%

	4,965	4,538	9%	18,081	17,860	1%

Interest expense for the quarter and year ended December 31, 2016, compared to the same periods in 2015, were fairly flat, as decreases in the Company’s average long-term debt outstanding between the periods were largely offset by increases in the interest rate on Savanna’s revolving credit facility and a decrease in the amount of interest capitalized between the periods.

The increase in the amortization of deferred financing costs for the quarter and year ended December 31, 2016, compared to the same periods in 2015, is a result of accelerating the amortization of deferred financing costs related to Savanna’s senior unsecured notes due to notes repurchased in Q4 2016, and the expectation of the remaining notes outstanding being repurchased in May 2017.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

OTHER (INCOME) EXPENSES

The breakdown of other (income) expenses is as follows:

(Stated in thousands of dollars)	Three Months Ended		Twelve Months Ended
December 31	2016	2015	2016	2015
Losses (gains) on disposal of assets	(192)	1,646	1,311	759
Foreign exchange losses (gains)	284	(981)	991	(7,556)
Provision for onerous leases	291	—	4,524	—
Losses on the repurchase of unsecured notes	625	—	152	—
Other	950	4,512	1,123	4,222

	1,958	5,177	8,101	(2,575)

The losses and/or gains on disposal of assets in 2016 resulted from the sale of three held for sale field locations for proceeds of $4.5 million, as well as the sale of other redundant operating assets for aggregate proceeds of $6 million. The losses and/or gains on disposal of assets in 2015 resulted in part from the sale of six held for sale field locations and another two properties for total proceeds of $27.1 million and the sale of other redundant operating assets for proceeds of $4.5 million. The 2015 losses and/or gains on disposal of assets also include a $1.3 million reduction in the carrying value of assets that were held for sale at December 31, 2015, and for which subsequent offers on certain of those assets had been accepted below their carrying value.

Realized foreign exchange gains and losses arise on the settlement of foreign currency monetary assets and liabilities. Unrealized foreign exchange gains and losses arise on the translation of foreign currency monetary assets and liabilities prior to settlement (gains and losses on translation of foreign subsidiaries are included in other comprehensive income). The foreign exchange losses in 2016, versus gains in 2015, are due primarily to the change in the value of the U.S. dollar relative to the Canadian dollar in the respective periods.

For the year ended December 31, 2016, other (income) expenses includes a non-cash provision for onerous office and shop lease contracts. The provision relates to leased office and shop space no longer in use but for which the Company is still obligated to make payments. Future payments with respect to these leases, the last of which expires in 2023, will be applied against the Company’s onerous lease liabilities on the balance sheet.

Other (income) expenses for the year ended December 31, 2016, also includes a loss on the repurchase of senior unsecured notes. In 2016, Savanna acquired and cancelled $67.9 million face value of its senior unsecured senior notes for $68.1 million.

Also included in other (income) expenses in Q4 2016, was $0.8 million in expenses incurred with respect to the unsolicited take-over bid by Total Energy Services Inc.

In Q4 2015, other (income) expenses included a $3.4 million provision for the potential settlement of certain legal claims against the Company.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	20

MANAGEMENT’S DISCUSSION AND ANALYSIS

INCOME TAXES

(Stated in thousands of dollars)	Three Months Ended				Twelve Months Ended
December 31	2016	2015	Change		2016	2015	Change
Current income tax expense (recovery)	(1,724)	424		Δ	(132)	(1,036)		Δ
Deferred income tax expense (recovery)	(151)	14,755		Δ	(14,129)	18,976		Δ

Total income tax expense (recovery)	(1,875)	15,179		Δ	(14,261)	17,940		Δ

Effective income tax rate	9%	10%			20%	11%

Δ	Calculation not meaningful

Savanna realized overall income tax recoveries for the quarter and year ended December 31, 2016, compared to income tax expenses in the same periods in 2015, despite incurring pre-tax losses in each of the respective periods.

The current income tax recovery provision for the year ended December 31, 2016, was a result of the taxable income generated in Australia in 2016, offset by the effect of expected tax-loss carry-backs in Canada. For the year ended December 31, 2015, the current income tax recovery provision was a result of the estimate of taxable losses in Canada being applied against the amount of income taxes paid with respect to its 2014 current income tax expense in Canada. The effect of the tax-loss carry-back in Canada was partially offset by the taxable income generated in Australia in 2015.

The deferred income tax recovery provision in 2016, was primarily a result of overall pre-tax losses in the year, which increased relative to 2015. The 2016 deferred tax recovery was partially offset by a $4.3 million write-down against deferred tax assets in Canada related to foreign tax credits and non-capital losses, the ultimate realization of which was determined to be uncertain. The deferred income tax expense provision in 2015, was primarily a result of a $60.5 million write-down being recorded against the Company’s U.S. deferred tax assets and another $4.3 million against the Company’s deferred tax assets in Canada. The expectation of a prolonged low commodity price and oilfield services activity environment created uncertainty with respect to the ultimate realization of certain of the Company’s deferred tax assets, which resulted in the significant deferred tax asset write-down in 2015. Additionally, the deferred income tax expense for 2015 includes the effect of the 2% increase in Alberta provincial income tax rates in June 2015. This tax rate increase resulted in a $3.8 million increase to Savanna’s Canadian deferred income tax liability and a corresponding deferred income tax expense.

The Company’s operations are complex and computation of the provision for income taxes involves tax interpretations, regulations and legislation that are continually changing. There are matters that have not yet been confirmed by taxation authorities; however, management believes the provision for income taxes is adequate.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	21

MANAGEMENT’S DISCUSSION AND ANALYSIS

Aboriginal Partnerships

Savanna conducts a portion of its operations through limited partnerships in which each of Savanna and an Aboriginal partner hold approximately one half of the partnership interest. Savanna fully consolidates all of these partnerships, with its Aboriginal partners’ share in the equity and net earnings of the partnerships reported as non-controlling interests.

Savanna’s Aboriginal partners are as follows:

•	Alexis Nakota Sioux Nation;

•	Blood Tribe;

•	Cold Lake First Nation

•	Dene Tha’ First Nation;

•	Duncan’s First Nation

•	Fort McKay First Nation;

•	Heart Lake First Nation;

•	Saddle Lake Cree Nation.

At December 31, 2016, six long-reach horizontal telescoping double drilling rigs, two CT-1500 drilling rigs, six service rigs, and rental equipment were owned through these limited partnerships. At December 31, 2015, seven long-reach horizontal telescoping double drilling rigs, two CT-1500 drilling rigs, eight service rigs and rental equipment were owned through these partnerships.

The following outlines the Aboriginal communities’ share of the revenue and expenses included in the amounts reported in this MD&A, and their share of cash contributions to, and distributions from the limited partnerships.

(Stated in thousands of dollars)	Three Months Ended			Twelve Months Ended
December 31	2016	2015	Change	2016	2015	Change
OPERATING RESULTS - CONSOLIDATED
Revenue	749	692	8%	3,079	6,944	(56%)
Operating expenses	638	530	20%	2,323	5,131	(55%)
Operating margin(1)	111	162	(31%)	756	1,813	(58%)
EBITDAS(1)	86	131	(34%)	645	1,434	(55%)
Net earnings	(669)	(6,206)	89%	(2,251)	(8,181)	72%

OPERATING RESULTS - CONTRACT DRILLING
Revenue	349	1	Δ	1,314	4,024	(67%)
Operating expenses	312	(3)	Δ	843	2,656	(68%)
Operating margin(1)	37	4	825%	471	1,368	(66%)

OPERATING RESULTS - OILFIELD SERVICES
Revenue	400	691	(42%)	1,765	2,920	(40%)
Operating expenses	326	533	(39%)	1,480	2,475	(40%)
Operating margin(1)	74	158	(53%)	285	445	(36%)

CASH FLOWS - CONSOLIDATED
Partnership distributions	—	—		—	(1,640)	Δ

Δ	Calculation not meaningful

Savanna Energy Services Corp. 2016 ANNUAL REPORT	22

MANAGEMENT’S DISCUSSION AND ANALYSIS

Quarterly Results

An assessment or comparison of Savanna’s quarterly results requires consideration of oil and natural gas commodity prices. Commodity prices ultimately drive the level of exploration and development carried out by the Company’s customers and the resultant demand for contract drilling and oilfield services provided by Savanna.

In addition to commodity price and other market factors, quarterly results of Savanna are markedly affected by weather and seasonal patterns throughout its operating areas in Canada. Historically, the first quarter of the calendar year is very active in Canada, followed by a much slower second quarter. This variation in industry activity levels on a quarterly basis, particularly between the first and second quarters, can dramatically impact the activity levels of the Company and its operating results in Canada, independent of other demand factors. As the Company has expanded outside of Canada, the relative impact of Canadian seasonality has been reduced. Additionally, wet weather in Australia, normally in the first quarter, can impact revenue timing with respect to Savanna’s operations there as well.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial information of the Company for the last eight completed quarters.

(Stated in thousands of dollars, except per share amounts)
Three Months Ended	Dec. 31 2016	Sep. 30 2016	Jun. 30 2016	Mar. 31 2016	Dec. 31 2015	Sep. 30 2015	Jun. 30 2015	Mar. 31 2015
Revenue	104,195	71,063	54,905	93,737	100,810	98,011	92,727	154,552
Operating expenses	86,299	54,385	40,476	65,683	70,463	64,986	58,735	108,409
Operating margin(1)	17,896	16,678	14,429	28,054	30,347	33,025	33,992	46,143
Operating margin %(1)	17%	23%	26%	30%	30%	34%	37%	30%
EBITDAS(1)	12,154	11,128	9,163	20,252	22,024	24,236	24,068	29,815
Attr. to shareholders	12,068	11,090	9,171	19,722	21,893	24,160	23,844	28,813
Per share: basic	0.13	0.12	0.10	0.22	0.24	0.27	0.26	0.32
Adjusted EBITDAS(1)	12,164	11,224	9,193	22,110	22,553	25,272	24,907	38,249
Attr. to shareholders	12,078	11,186	9,201	21,580	22,422	25,196	24,683	37,247
Per share: basic	0.13	0.12	0.10	0.24	0.25	0.28	0.27	0.41
Impairment losses, net of tax(1)	—	—	—	—	(94,185)	—	—	—
Per share: basic	—	—	—	—	(1.04)	—	—	—
Net earnings (loss)	(19,538)	(11,935)	(16,669)	(10,113)	(168,834)	(10,187)	(11,254)	10,174
Attr. to shareholders	(18,869)	(11,065)	(16,004)	(10,067)	(162,588)	(8,755)	(10,519)	10,025
Per share: basic	(0.20)	(0.12)	(0.18)	(0.11)	(1.80)	(0.10)	(0.12)	0.11
Total assets	813,876	787,841	797,376	841,046	879,176	1,076,260	1,101,383	1,173,533
Total debt, net of cash(1)	235,113	247,155	17,934	265,507	275,020	293,397	311,521	330,350

Savanna Energy Services Corp. 2016 ANNUAL REPORT	23

MANAGEMENT’S DISCUSSION AND ANALYSIS

In addition to the effects of seasonality as described above, and in consideration of commodity price and other market factors, the variation in the Company’s quarterly results over the last eight completed quarters relate to the following:

In Q4 2016, improving industry sentiment resulted in higher activity levels in North America and increased overall revenue relative to Q4 2015. However, the North American activity increases were not enough to overcome the significant pricing decreases realized throughout 2016, which resulted in lower overall operating margin relative to Q4 2015. In addition, operating costs associated with reestablishing a more significant operation in the Permian basin resulted in negative operating margin in U.S drilling in Q4 2016. These operating costs included costs to reactivate drilling rigs, build a new management team with adequate support staff, and operational challenges as rigs began operating after being stacked for an extended period of time with new rig crews for short-duration work, often only one or two wells. In Australia, revenue and operating margins remained relatively flat despite decreases in billable days/hours, with fewer rigs under contract. This was achieved as a result of an increase in per day/hour revenue and a decrease in field office costs in Australia in Q4 2016 relative to Q4 2015. The increase in per day/hour revenue in Australia in Q4 2016 compared to Q4 2015, was based on Savanna’s new performance-based pricing model for its drilling rigs and a greater proportion of operating hours versus stand-by hours in well servicing. Although general and administrative expenses were lower in Q4 2016 compared to Q4 2015, the overall decrease in operating margin resulted in lower EBITDAS relative to Q4 2015. Despite the decrease in EBITDAS, the overall net loss in Q4 2016 was lower than in Q4 2015, primarily as a result of Q4 2015 impairment losses of $135.1 million and the effect of a $64.8 million write-down against deferred tax assets in Q4 2015.

In Q3 2016, Savanna generated lower overall revenue, operating margin and EBITDAS relative to Q3 2015. The decreases were driven by continuing low oil and natural gas prices and industry activity, wet weather in Canada, and increasing competitive pressures on pricing. In Canada, the lower revenue and operating margins in Q3 2016 compared to Q3 2015 were based on activity and pricing decreases. Compared to Q3 2015, the pricing decreases were more pronounced than the activity decreases, despite wet weather through most of the quarter. Similarly, in the U.S., lower rates and fewer drilling rigs on contract resulted in lower revenue and operating margins; however, the U.S. well servicing division achieved higher utilization in Q3 2016, relative to Q3 2015, and Savanna began upgrading and reactivating drilling rigs in the Permian basin. The costs to reactivate these rigs includes a combination of upgrade and maintenance capital expenditures, as well as operating expenses, the latter of which negatively impacted operating margins in the U.S. in Q3 2016. In Australia, fewer rigs on contract this year versus last resulted in lower revenue and operating margins in Q3 2016 compared to Q3 2015. The significant restructuring undertaken by Savanna in 2015 and continuing cost control efforts, partially mitigated the corresponding decrease in operating margins and operating margin percentages in all of the Company’s operating areas, relative to Q3 2015, and also led to lower general and administrative expenses in Q3 2016 compared to Q3 2015. Despite the decrease in general and administrative expenses, an overall decrease in revenue and operating margin resulted in lower EBITDAS and net earnings in Q3 2016 relative to Q3 2015.

In Q2 2016, prevailing low oil and natural gas prices and the resulting decrease in industry activity resulted in decreased overall revenue and operating margin compared to Q2 2015. Each of Savanna’s service lines in Canada, the U.S. and Australia experienced considerable activity, revenue and operating margin declines relative to Q2 2015. However, the significant restructuring and cost control efforts undertaken by Savanna in 2015 and 2016 partially mitigated the corresponding decrease in operating margins and operating margin percentages in each of the divisions above, relative to Q2 2015. In addition, the timing of the recognition of $5.6 million of Q1 2015 stand-by charges in Australia in Q2 2015, magnified the extent of the revenue and operating margin decrease in Australia in Q2 2016 compared to Q2 2015. Although the continuing cost control and restructuring efforts from the second half of 2015 and 2016, resulted in a significant decrease in general and administrative expenses in Q2 2016 compared to Q2 2015, the decrease in operating margins resulted in lower EBITDAS and net earnings in Q2 2016 relative to Q2 2015.

In Q1 2016, the continued decline in oil prices leading up to and during the quarter, and the resulting decrease in industry activity negatively affected overall revenue and operating margin. Long-reach drilling, shallow drilling, well servicing and rentals in Canada, and U.S. well servicing, all experienced significant activity and pricing declines, while U.S. drilling also had considerably less activity compared to Q1 2015. In Australia, the timing of the recognition of $5.6 million in stand-by revenue in Q2 2015 versus Q1 2015 resulted in increases in revenue and operating margins in Q1 2016 relative to Q1 2015, despite

Savanna Energy Services Corp. 2016 ANNUAL REPORT	24

MANAGEMENT’S DISCUSSION AND ANALYSIS

having two fewer rigs on contract this year versus last. In addition, lower costs throughout the organization, as a result of cost control initiatives and the significant restructuring efforts undertaken in 2015, partially offset the decrease in operating margins and held operating margin percentages in-line relative to Q1 2015, despite lower year-over-year revenue. The decrease in EBITDAS relative to the decrease in revenue and operating margin was also tempered by the decrease in severance costs in the quarter, which aggregated $1.8 million this year versus $8.5 million in Q1 2015.

SUMMARY OF QUARTERLY RESULTS – CONTRACT DRILLING

(Stated in thousands of dollars, except revenue per day)
Three Months Ended	Dec. 31 2016	Sep. 30 2016	Jun. 30 2016	Mar. 31 2016	Dec. 31 2015	Sep. 30 2015	Jun. 30 2015	Mar. 31 2015
Revenue	$60,372	$36,817	$24,675	$51,484	$55,175	$54,965	$43,636	$108,481
Operating expenses	$54,371	$31,857	$19,018	$36,910	$39,014	$37,044	$28,847	$72,011
Operating margin(1)	$6,001	$4,960	$5,657	$14,574	$16,161	$17,921	$14,789	$36,470
Operating margin %(1)	10%	13%	23%	28%	29%	33%	34%	34%
Operating Days	2,881	1,789	894	2,082	2,165	2,225	1,784	4,221
Revenue per
Revenue per operating day	$20,955	$20,580	$27,601	$24,728	$25,485	$24,703	$24,460	$25,701
Spud to release days	2,484	1,517	747	1,719	1,841	1,766	1,291	3,355
Wells drilled	439	304	133	405	347	260	181	493
Meters drilled	809,758	544,601	243,702	567,292	620,304	581,604	412,974	762,515
Utilization(2)
Canada	26%	16%	6%	20%	20%	18%	10%	36%
U.S.	26%	16%	10%	11%	12%	19%	20%	43%
Australia	46%	19%	27%	48%	63%	40%	33%	25%
Canadian industry average	23%	15%	6%	20%	19%	21%	12%	34%

Savanna Energy Services Corp. 2016 ANNUAL REPORT	25

MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY OF QUARTERLY RESULTS – OILFIELD SERVICES

(Stated in thousands of dollars, except revenue per hour)
	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31
Three Months Ended	2016	2016	2016	2016	2015	2015	2015	2015
Revenue	$44,200	$34,606	$30,471	$42,929	$45,981	$43,489	$49,402	$46,632
Operating expenses	$32,305	$22,888	$21,699	$29,449	$31,795	$28,401	$30,248	$37,005
Operating margin(1)	$11,895	$11,718	$8,772	$13,480	$14,186	$15,088	$19,154	$9,627
Operating margin %(1)	27%	34%	29%	31%	31%	35%	39%	21%
Billable hours	42,883	37,290	31,744	40,987	46,179	43,767	48,380	43,220
Revenue per billable hour	$896	$822	$885	$892	$839	$836	$880	$870
Operating hours	37,188	27,434	23,656	30,396	34,347	29,999	31,488	35,789
Utilization(2)
Canada	36%	26%	18%	27%	29%	24%	20%	33%
U.S.	40%	41%	37%	40%	39%	39%	55%	53%
Australia	66%	27%	32%	38%	41%	35%	41%	31%

Financial Condition and Liquidity

The market risks outlined under “Market Trends” and under “Risks and Uncertainties” in this MD&A can significantly affect the financial condition and liquidity of the Company. Savanna’s ability to access its debt facilities is directly dependent on, among other factors, its debt levels, interest expenses, and trailing EBITDAS. Additionally, the ability of Savanna to raise capital through the issuance of equity could be restricted in the face of volatility in worldwide capital markets or in the energy related capital markets.

Savanna’s primary objective in managing capital, given the cyclical nature of the oil and gas services business, is to preserve the Company’s financial flexibility in order to benefit from potential opportunities as they arise, and in turn to maximize returns for Savanna shareholders. Management believes this objective will be achieved by: prudently managing the capital generated through internal growth; optimizing the use of lower cost capital; raising share capital when required; and maintaining a conservative approach to safeguarding the Company’s assets.

Savanna’s credit facility requires the Company to maintain certain financial ratios, as described later in this section of the MD&A under the heading “Financing Activities”, and management expects that the Company will be able to manage its business within these financial ratios. However, uncertainty with respect to oil and natural gas prices and oilfield services industry activity levels remains, which may challenge the assumptions and estimates used in the Company’s forecasts. In light of this uncertainty, Savanna will continue to reduce its total debt, maintain discipline with respect to field office and general and administrative costs, and maintain discipline with respect to repairs and maintenance and maintenance capital costs, while sustaining the assets that will drive the Company’s ability to capitalize on an eventual recovery in activity levels. To meet financial obligations, the Company may also be required to divest assets, issue subordinated debt, or raise share capital. While Savanna has had success in obtaining financing in the past, access to capital in the future may be more difficult depending on prevailing economic and operating environments. See “Risks and Uncertainties” later in this MD&A.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	26

MANAGEMENT’S DISCUSSION AND ANALYSIS

CASH PROVIDED BY OPERATIONS

(Stated in thousands of dollars, except per share amounts)	Three Months Ended			Twelve Months Ended
December 31	2016	2015	Change	2016	2015	Change
Operating cash flows(1)	3,187	14,185	(78%)	34,230	84,750	(60%)
Per basic share	0.03	0.16	(81%)	0.37	0.94	(61%)

The Company’s operating cash flows are closely related to its operating margin and general and administrative expenses. Consequently, the decrease in operating cash flows in Q4 2016, compared to Q4 2015, is directly related to the decrease in operating margin net of general and administrative expenses in the same respective periods. Lower activity and operating margins in Savanna’s North American drilling and oilfield services divisions, including negative operating margins in U.S. drilling, were the primary drivers for an overall decrease in operating cash flows in Q4 2016, relative to the same period in 2015.

In 2016, the decrease in operating cash flows compared to 2015, is also directly related to the year-over-year decrease in operating margin net of general and administrative expenses in the same respective periods. Lower utilization, pricing and operating margins in Savanna’s North American drilling and oilfield services divisions, as well as fewer rigs under contract in Australia, were the primary drivers for an overall decrease in operating cash flows in 2016, relative to the same period in 2015, despite the significant decrease in general and administrative expenses and severance costs this year versus last. In addition, the amounts of income taxes paid, as well as the effect of foreign exchange gains and losses, impacted operating cash flows. The Company received $0.6 million more in income tax refunds, net of income taxes paid in 2016, compared to 2015, when the Company paid $5.4 million more in income taxes than it received. Savanna also recognized foreign exchange losses in 2016 versus foreign exchange gains in 2015.

WORKING CAPITAL

(Stated in thousands of dollars)
	Dec. 31 2016	Dec. 31 2015	Change
Working capital held outside of partnerships	40,931	32,042	8,889
Working capital held in partnerships partially owned by the Company	1,880	3,649	(1,769)

Working capital(1)	42,811	35,691	7,120

The increase in working capital relative to December 31, 2015, relates primarily to an increase in accounts receivable, in-line with the increase in revenue over the periods, as well as an increase in cash, net of bank indebtedness as a result of timing of cash receipts at the end of the year. Partially offsetting these increases was a decrease in current assets held for sale, increases in accounts payable and accrued liabilities, and a decrease in net current income taxes receivable. Of the four properties held for sale at December 31, 2015, three were sold in 2016 for proceeds of $4.5 million, while the value of the fourth was reclassified to property and equipment based on the uncertainty of timing with respect to its ultimate sale. Accounts payable and accrued liabilities increased in-line with comparative increases in Q4 operating activity and capital expenditures, year-over-year. Net income tax receivable decreases in 2016 compared to 2015, were primarily a result of decreases in income tax refund provisions in Canada.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	27

MANAGEMENT’S DISCUSSION AND ANALYSIS

INVESTING ACTIVITIES

(Stated in thousands of dollars)	Three Months Ended			Twelve Months Ended
December 31	2016	2015	Change	2016	2015	Change
Purchase of property and equipment	(14,388)	(3,049)	372%	(26,757)	(57,769)	(54%)
Proceeds on disposal of assets	1,750	15,310	(89%)	10,543	31,593	(67%)

The property and equipment purchases for the quarter and year ended December 31, 2016, are associated with maintenance capital, rig upgrades and reactivations, drill pipe, and system upgrades as described under “Equipment Fleet and Capital Program” in this MD&A.

Of the property and equipment purchases in 2015: $22.7 million was directed toward the completion of 2014 growth initiatives; $18.2 million went toward the completion of construction of Savanna’s field operating facility in Leduc, Alberta in Q3 2015; and $16.9 million was for maintenance capital. The 2014 growth initiatives completed in 2015 included: the final rig-up of three service rigs and one flush-by unit in Australia; the completion of construction of a 1200 horsepower AC ultra-heavy double drilling rig for Canada and two 1500 horsepower AC Velox triple drilling rigs for the U.S.

The proceeds on disposal of assets in 2016 arose from the sale of three held for sale properties for proceeds of $4.5 million, while the remaining proceeds related to the sale of other redundant operating assets. In aggregate, these disposals resulted in a $1.3 million loss in 2016. The proceeds on disposal of assets in 2015 arose primarily from the sale of six held for sale field locations and another two properties for proceeds of $27.1 million, while the remaining proceeds related to the sale of other redundant operating assets. In aggregate, these disposals resulted in a $0.8 million loss in 2015.

FINANCING ACTIVITIES

(Stated in thousands of dollars)	Three Months Ended				Twelve Months Ended
December 31	2016	2015	Change		2016	2015	Change
Shares issued on exercise of options	30	—		Δ	30	—	Δ
Dividends paid in cash	—	—		Δ	—	(4,951)	Δ
Drawdown of long-term debt	183,132	4,866		Δ	197,366	32,569	506%
Repayment of long-term debt	(186,671)	(40,014)	367%		(222,821)	(119,264)	87%

Δ	Calculation not meaningful

In December 2016, the Company issued 13 million common shares at a price of $1.45 per share for gross proceeds of $18.9 million on a private placement basis. Concurrently, the Company issued 15 million common shares at a price of $1.45 per share for gross proceeds of $21.7 million on a bought-deal basis with a syndicate of underwriters.

At the date of this MD&A, the number of common shares outstanding was 118.2 million. The number of stock options outstanding was 4.1 million, the proceeds from which, if exercised, would be $12.1 million, which may not be fully realized depending on the exercise prices and expiry dates of the various outstanding options relative to the Company’s share price on their expiry. Savanna also has 7 million warrants outstanding, the proceeds from which, if exercised, would be $17.5 million. The warrants were issued in conjunction with securing a second lien senior secured term loan, and entitle the holder to acquire up to 7 million common shares of Savanna at a price of $2.50 per common share. The warrants expire on December 13, 2018 and can be exercised at any time prior to such date. Provided the volume weighted average share price of Savanna is greater than the exercise price of the warrants for 60 consecutive calendar days, Savanna will have the option to require the holder to exercise all or any portion of the warrants at any time thereafter and from time to time.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	28

MANAGEMENT’S DISCUSSION AND ANALYSIS

In Q1 2015, Savanna declared a quarterly dividend of $2.7 million, or $0.03 per share, which was paid on April 15, 2015. Savanna eliminated dividends after this payment. Of the $2.7 million in dividends declared and payable at the start of 2015, $0.5 million was reinvested in additional common shares through the Company’s dividend reinvestment plan and $2.2 million was paid in cash in 2015.

Savanna’s total debt outstanding at December 31, 2016 was as follows:

(Stated in thousands of dollars)
	Authorized	Dec. 31 2016 Outstanding	Dec. 31 2015 Outstanding	Change
Canadian operating facility*	15,000	4,416	3,706	710
Revolving credit facilities	135,000	15,431	94,104	(78,673)
Mortgage	17,000	17,000	—	17,000
Term loan	200,000	105,000	—	105,000
Senior unsecured notes	107,085	107,085	175,000	(67,915)
Finance lease obligations	489	489	843	(354)
Limited partnership facilities	4,655	4,655	7,134	(2,479)

Total debt		254,076	280,787	(26,711)
Less amounts classified as bank indebtedness*		(4,416)	(3,706)	(710)

Total long-term debt, including the current portions thereof		249,660	277,081	(27,421)

In 2016, Savanna reduced its total debt by $26.7 million and reduced its total debt, net of cash by $39.9 million. Savanna’s total debt position at December 31, 2016, net of $19 million in cash, was $235.1 million compared to $275 million at December 31, 2015. Savanna’s total debt, net of cash as of the date of this MD&A was approximately $252.4 million, which increased from the end of the year based on working capital requirements to date in the first quarter. The decrease in total debt, net of cash subsequent to the end of the year was primarily a result of a decrease in the value of the U.S. dollar relative to the Canadian dollar, as well as the realization of working capital in the first two months of 2017.

In December 2016, Savanna secured a $200 million second lien senior secured term loan with Alberta Investment Management Corporation. The term loan matures on December 31, 2021 and bears interest at a rate of 7.15% per annum, paid semi-annually. Amortization payments equal to 1% of the original principal amount are payable annually, in equal quarterly installments, with the balance due on the final maturity date. The proceeds from the term loan were made available in two draws; the initial draw of $105 million was made in December 2016.

Part of the proceeds of the initial $105 million draw on the second lien term loan were used to repurchase $62.5 million of Savanna’s senior unsecured notes, due in May 2018, at a price of 101% of the principal amount thereof. In July 2016, Savanna acquired and cancelled $5.4 million face value of its senior unsecured senior notes for $4.9 million. These note repurchases resulted in a loss of $0.2 million. The remaining $107.1 million of senior unsecured notes are expected to be repurchased once redeemable at par, in May 2017, primarily through the second draw of $95 million on the second lien term loan.

In November 2016, Savanna secured a $17 million mortgage with the Business Development Bank of Canada on Savanna’s operating facility in Leduc, which matures on December 31, 2041 and bears interest at 4.95%.

In March 2016, Savanna amended the credit agreement governing its senior secured revolving credit facility. The amendment, among other things, reduced the size of the total facility from $250 million to $150 million, restricted the Company’s ability to make dividend payments or share buy-backs until February 2018, and amended certain financial covenant thresholds to provide

Savanna Energy Services Corp. 2016 ANNUAL REPORT	29

MANAGEMENT’S DISCUSSION AND ANALYSIS

Savanna with increased financial flexibility throughout 2016 and 2017. The entire $150 million facility, which consists of the Canadian operating facility and revolving credit facilities in the table above, is for a committed three-year term and all drawn amounts are due in May 2019. The reduction in the size of the facility also lowered stand-by costs on the then undrawn $100 million, $50 million of which was inaccessible due to terms under the Company’s trust indenture related to its senior unsecured notes. In addition, Savanna retained an available $50 million accordion, which it can request as an increase to the total available facility beginning in February 2018.

Of the total amount outstanding on the overall revolving credit facility at December 31, 2016, $6.7 million Canadian dollar equivalent was denominated in U.S. dollars ($5 million U.S. dollars) and $2.7 million Canadian dollar equivalent was denominated in Australian dollars ($2.8 million Australian dollars). As of the date of this MD&A, approximately $28.9 million was drawn on the total $150 million senior secured revolving credit facility, leaving substantial availability under the facility. The increase in the amount drawn on the senior secured revolving credit facility was a result of working capital requirements to date in the first quarter. The Company’s ability to access its senior secured revolving credit facility is directly dependent, among other factors, on the following financial ratios:

	Dec. 31 2016	Threshold	Dec. 31 2015	Threshold
Total funded debt to twelve-month trailing Bank EBITDA	3.82	max 5.50	2.54	max 5.25
Senior debt to twelve-month trailing Bank EBITDA	0.62	max 2.50	0.94	max 3.00
Twelve-month trailing Bank EBITDA to interest expense	4.02	min 2.50	6.13	min 3.00

As stated above, the financial covenant ratios were also amended in March 2016, to provide Savanna with increased financial flexibility throughout 2016 and 2017. The financial covenant ratios were revised as follows:

	Maximum Total funded debt to Bank EBITDA	Maximum Senior debt to Bank EBITDA	Minimum Bank EBITDA to interest expense
For the trailing twelve months ended December 31, 2015	5.25	3.00	3.00
For the trailing twelve months ended December 31, 2016	5.50	2.50	2.50
For the trailing twelve months ending March 31, 2017	5.50	2.50	2.50
For the trailing twelve months ending June 30, 2017	5.25	2.50	2.50
For the trailing twelve months ending September 30, 2017	5.25	2.50	2.50
For the trailing twelve months ending December 31, 2017	4.75	2.50	2.50
Thereafter	4.00	2.50	3.00

Readers are cautioned that the ratios described above do not have standardized meanings under IFRS as the computation of these ratios excludes amounts from certain non-guarantor subsidiaries and the limited partnerships partially owned by the Company. The Company was in compliance with all of its debt covenants at December 31, 2016. Key definitions with respect to these ratios are as follows:

•	Bank EBITDA, for the purpose of calculating the Company’s financial debt covenants, is determined as earnings before finance expenses, income taxes, depreciation, share-based compensation, and certain non-cash income and expenses as defined in the credit agreement and excludes amounts from certain non-guarantor subsidiaries and the limited partnerships partially owned by the Company. In addition, with respect to the determination of Bank EBITDA for 2015, Savanna’s lenders agreed to allow the add back of non-recurring cash charges of up to $7.5 million for employee severance costs incurred in 2015 but not beyond the December 31, 2015 reporting period.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	30

MANAGEMENT’S DISCUSSION AND ANALYSIS

•	Total Funded Debt, for the purpose of calculating the Company’s financial debt covenants, is determined as total long-term debt, including the current portions thereof but excluding the limited partnership facilities, plus certain other obligations identified in the credit agreement, including but not limited to, any outstanding amounts under the Company’s Canadian operating facility, and any outstanding letters of credit.

•	Senior Debt, for the purpose of calculating the Company’s financial debt covenants, is determined as Total Funded Debt less amounts outstanding on the Company’s second lien senior secured term loan and senior unsecured notes.

The limited partnership facilities referenced above consist of two separate facilities which are in two separate limited partnerships partially owned by the Company, of which Savanna’s proportionate share is approximately 50%. These limited partnership facilities are also subject to debt covenants, all of which were complied with at December 31, 2016. For one of the facilities, the debt coverage service ratio (earnings before finance expenses and depreciation divided by scheduled interest and principal payments on a twelve month trailing basis) was modified for Q4 2016 and Q1 2017, and is calculated as: earnings before finance expenses and depreciation divided by scheduled interest payments on a twelve month trailing basis. The amount outstanding on this facility at December 31, 2016 was $3.2 million.

CONTRACTUAL OBLIGATIONS

In the normal course of business, the Company incurs contractual obligations, primarily related to short-term and long-term indebtedness and operating leases. Capital commitments relating to equipment purchases, asset construction, maintenance capital, rig upgrades, rig reactivations and rig re-certifications are estimated based on committed capital budgets, which are subject to change. Actual expenditures are recorded as capital asset additions at the time of payment and could differ from these estimates. The Company’s capital spending for 2017 will depend on actual activity levels in 2017, unexpected equipment maintenance and replacement, any upgrades required to secure customer contracts, and necessary rig re-certification requirements. Savanna will continually evaluate its 2017 capital requirements in light of changes to anticipated activity levels as 2017 unfolds. The expected maturities of the Company’s contractual and constructive obligations, including interest, are as follows:

(Stated in thousands of dollars)	Dec. 31	Dec. 31	Dec. 31	Dec. 31	Dec. 31
For the twelve month periods ending	2017	2018	2019	2020	2021	Thereafter	Total
Bank indebtedness	4,416	—	—	—	—	—	4,416
Accounts payable and accrued liabilities	56,885	—	—	—	—	—	56,885
Income taxes payable	559	—	—	—	—	—	559
Operating leases	2,796	2,509	2,124	2,118	1,355	198	11,100
Capital commitments	22,036	—	—	—	—	—	22,036
Long-term debt*	25,746	124,381	27,396	10,367	105,253	20,356	313,499
Onerous lease liabilities	488	267	297	343	242	1,678	3,315

	112,926	127,157	29,817	12,828	106,850	22,232	411,810

*	Interest payments required on the revolving credit facility are estimated based on an assumed static rate of interest.

CONTINGENCIES

The Company was subject to legal claims at December 31, 2016. Although the outcome of these matters is not determinable at this time, the Company recognized a $3.4 million provision in relation to the potential settlement of certain of these matters in 2015, which is included in accounts payable and accrued liabilities at December 31, 2016. Subsequent to the end of the year, Savanna reached a settlement with respect to certain of the claims provided for. Not all of the costs associated with the settlement have been determined, however Savanna is confident that the amount provided is more than adequate to cover the settlement amount and other associated costs. This estimate is subject to measurement uncertainty as it is dependent on factors outside of management’s control.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	31

MANAGEMENT’S DISCUSSION AND ANALYSIS

Outlook

For the first time in two years, there were positive undertones with respect to the oil and natural gas industry in Q4 2016. The prospect of stabilizing or even increasing commodity prices were driven by the nomination to the U.S. cabinet of strong energy industry proponents, the approval of two new Canadian oil export pipelines, and agreements by OPEC members and certain non-OPEC producers to curb production for the first time in eight years. This was clearly evident throughout Savanna’s operations, where operating days or hours in each of Canada, the U.S. and Australia reached their highest levels of 2016 in the fourth quarter. To date in the first quarter of 2017, utilization is tracking in-line with expectations, which in North America is significantly higher than in Q1 2016. Pricing in Q1 2017 does remain relatively low after decreasing significantly throughout 2015 and 2016. However, based on the increasing activity and a tightening labour market, Savanna expects pricing levels to begin to improve into the second half of 2017. With the significant reduction to Savanna’s field office and general and administrative costs, from the restructuring and cost control initiatives of 2015 and 2016, combined with the expected efficiencies to be gained from the implementation of the new global enterprise resource planning system, Savanna expects to benefit considerably as activity and pricing levels increase from the low’s experienced in 2016.

In Canada, activity levels increased in Q4 2016, after several consecutive quarters of significant decreases, and are expected to increase again in Q1 2017, relative to Q1 2016. Savanna’s customers in Canada have started making enquires for post spring break-up and Savanna expects activity to continue improving for the remainder of 2017 relative to 2016. Pricing has remained competitive to start 2017, which will likely translate into lower operating margins in the first half of 2017, relative to the first half of 2016. Savanna does expect pricing to begin to improve into the second half of 2017 in Canada.

In the U.S., utilization in Q1 2017 is tracking in-line with expectations and will be considerably higher than in Q1 2016, based on the number of drilling rigs that have been reactivated in the Permian basin, and with the first of two drilling rigs commencing work on 18 month contracts in the Marcellus. Savanna expects operating margins to begin improving in 2017, relative to 2016, and has budgeted for three incremental drilling rig reactivations in the Permian basin in 2017. Rates, particularly with respect to Savanna’s Velox AC triple drilling rigs, are also beginning to show signs of upward momentum. Day rates for the two Velox triple drilling rigs not under long-term contract are expected to increase by 10% to 15% from the lows reached in 2016, in the second quarter of 2017. Savanna’s third Velox triple drilling rig has a little less than two years remaining on its original contract.

In Australia, Q1 2017 activity levels are also tracking in-line with expectations. In the second half of 2017, Savanna’s seven original new-build contracts still in place in Australia, begin to expire. The Company was successful in 2016, and to date in 2017, in re-contracting or extending expiring contracts for certain of its drilling and service rigs as their contracts expired. Savanna continues to negotiate new contracts with its customers in Australia and expects to be successful in doing so outside of the formal tender process. Ultimately, Savanna believes its built-for-purpose drilling and service rigs, as well as its operational and safety performance in Australia, puts the Company in a strong competitive position to re-contract all of its drilling and service rigs in the region, although new contracts are likely to be shorter in term than the Company’s original contracts in Australia.

See “Cautionary Statement Regarding Forward-Looking Information and Statements”.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	32

MANAGEMENT’S DISCUSSION AND ANALYSIS

Non-IFRS Measures

As described earlier in this MD&A, the Company references the following financial measures that are not recognized under IFRS: operating margin, operating margin percentage, EBITDAS, adjusted EBITDAS, operating cash flows, impairment losses, net of tax, working capital and total debt, net of cash. Management believes that, in addition to the amounts reported in the Company’s consolidated financial statements, these measures are useful in assessing the Company’s performance and liquidity. These measures are unlikely to be comparable to similar measures presented by other companies. The non-IFRS measures referenced in this MD&A reconcile to the IFRS measures reported in the Company’s consolidated financial statements as follows, unless reconciled elsewhere:

EBITDAS

(Stated in thousands of dollars)	Three Months Ended		Twelve Months Ended
December 31	2016	2015	2016	2015	2014
Earnings (Loss) before income taxes	(21,413)	(153,685)	(72,516)	(162,191)	(353,945)
Add (subtract):
Other (income) expenses	1,958	5,177	8,101	(2,575)	(2,429)
Finance expenses	4,965	4,538	18,081	17,860	14,917
Impairment losses	—	135,112	—	135,112	393,879
Depreciation	24,104	30,698	95,084	114,028	106,247
Share-based compensation	2,540	184	3,946	(2,091)	(784)

Total EBITDAS	12,154	22,024	52,696	100,143	157,885

Less EBITDAS attributable to non-controlling interests	(86)	(131)	(645)	(1,434)	(7,275)

EBITDAS attributable to shareholders of the Company	12,068	21,893	52,051	98,709	150,610

ADJUSTED EBITDAS

(Stated in thousands of dollars)	Three Months Ended		Twelve Months Ended
December 31	2016	2015	2016	2015	2014
Total EBITDAS	12,154	22,024	52,696	100,143	157,885
Add: severance costs	10	529	2,012	10,838	1,543

Total Adjusted EBITDAS	12,164	22,553	54,708	110,981	159,428

Less EBITDAS attributable to non-controlling interests	(86)	(131)	(645)	(1,434)	7,275

Adjusted EBITDAS attributable to shareholders of the Company	12,078	22,422	54,063	109,547	152,153

IMPAIRMENT LOSSES, NET OF TAX

(Stated in thousands of dollars)	Three Months Ended		Twelve Months Ended
December 31	2016	2015	2016	2015	2014
Impairment losses	—	(135,112)	—	(135,112)	(393,879)
Add: deferred income tax recovery	—	40,927	—	40,927	111,965

Impairment losses, net of tax	—	(94,185)	—	(94,185)	(281,914)

Savanna Energy Services Corp. 2016 ANNUAL REPORT	33

MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATING CASH FLOWS

(Stated in thousands of dollars)	Three Months Ended		Twelve Months Ended
December 31	2016	2015	2016	2015	2014
Cash flows from operations	(14,340)	7,202	11,183	136,047	154,498
Add (subtract): change in non-cash working capital	17,527	6,983	23,047	(51,297)	(8,010)

	3,187	14,185	34,230	84,750	146,488

WORKING CAPITAL

(Stated in thousands of dollars)
As at December 31	2016	2015	2014
Current assets	108,790	89,678	182,319
Less: current liabilities	(70,720)	(56,679)	(110,778)
Add: current portion of long-term debt	4,741	2,692	4,499

	42,811	35,691	76,040

TOTAL DEBT, NET OF CASH

(Stated in thousands of dollars)
As at December 31	2016	2015	2014
Long-term debt, including the current portion thereof	249,660	277,081	350,615
Add (subtract):
Cash	(18,963)	(5,767)	(6,306)
Bank indebtedness	4,416	3,706	—

	235,113	275,020	344,309

Related Party Transactions

In Q4 2016, a nominal amount of revenue (Q4 2015 - $0.6 million) was earned from customers that have common directors of the Company, bringing the total earned in 2016 to $0.2 million (2015 - $2.9 million). These related party transactions were in the normal course of operations and were measured at fair value, which are the amounts of consideration established and agreed to by the related parties and, which in the opinion of management, are considered similar to those negotiable with third parties.

Accounting Policies

Savanna’s significant accounting policies are set out in Note 3 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2016; there were no significant changes to those policies in 2016.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	34

MANAGEMENT’S DISCUSSION AND ANALYSIS

Critical Accounting Estimates and Judgements

This MD&A is based on the Company’s consolidated financial statements. The preparation of the consolidated financial statements requires that certain estimates and judgements be made with respect to the reported amounts of revenues and expenses and the carrying amounts of assets and liabilities. These estimates are based on historical experience and management’s judgement. Anticipating future events involves uncertainty and consequently the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the Company’s operating environment changes. Management considers the following to be the most significant of these estimates and judgements.

DEPRECIATION AND AMORTIZATION

Depreciation of property and equipment is carried out on the basis of the estimated useful lives of the related assets. Equipment under construction is not depreciated until it is available for use. Included in property and equipment is equipment acquired under finance leases. Effective January 1, 2015, all property and equipment is depreciated based on the straight-line method over the asset’s useful life in years.

Assessing the reasonableness of the estimated useful lives and the appropriate depreciation methodology of property and equipment requires judgement and is based on currently available information, including periodic depreciation studies conducted by the Company. Additionally, the Company canvasses its competitors to assess whether the methodologies and rates utilized are consistent with the remainder of the sector in which Savanna operates. Changes in circumstances, such as technological advances, changes to the Company’s business strategy, changes in the Company’s capital strategy or changes in regulations may result in the actual useful lives differing from the Company’s estimates.

A change in the remaining useful life of a group of assets, or their expected residual value, will affect the depreciation rate used to amortize the group of assets and thus affect depreciation expense as reported in the Company’s results of operations. These changes are reported prospectively when they occur.

IMPAIRMENT OF NON-FINANCIAL ASSETS

The values of property, equipment, intangible assets and goodwill are reviewed annually, or more frequently, if events or changes in circumstances indicate that the assets might be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the CGU to which the asset belongs. The determination of CGUs and the allocation of assets thereto are based on management’s judgement, which considers geographical area and business operations. The Company’s CGUs are as follows: North American well servicing; North American rentals; Australian well servicing; North American shallow drilling; Australian shallow drilling; and North American long-reach drilling.

Recoverable amount is the higher of fair value less costs of disposal and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. In developing the estimated future cash flows, assumptions must also be made on future well servicing and drilling activity, margins and market conditions over the long-term life of the assets or CGUs. Such estimates are subject to significant uncertainty and judgement. As a result, any impairment losses are a result of management’s best estimates of expected revenues, expenses, cash flows, and discount rates at a specific point in time. These estimates are subject to measurement uncertainty as they are dependent on factors outside of management’s control.

In addition, by their nature impairment tests involve a significant degree of judgement as expectations concerning future cash flows and the selection of appropriate market inputs are subject to considerable risks and uncertainties.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	35

MANAGEMENT’S DISCUSSION AND ANALYSIS

SHARE-BASED PAYMENTS

Compensation expense associated with stock options and performance share entitlements (“PSEs”) granted is based on various assumptions, using the Black-Scholes option-pricing model, to produce an estimate of fair value. This estimate may vary due to changes in the variables used in the model including interest rates, expected life, expected volatility, expected forfeitures and share prices. Estimating expected life and forfeitures requires judgement.

Compensation expense is also provided for deferred share units (“DSUs”), restricted share units (“RSUs”), and performance share units (“PSUs”). The number of DSUs, RSUs and PSUs expected to vest are measured at fair value at each reporting period on a mark-to-market basis; any changes in their fair values are recognized immediately in earnings. An estimate of the number of DSUs and RSUs expected to vest based on certain vesting criteria, and an estimate of the number of PSUs expected to vest based on certain performance and other vesting criteria is made each reporting period. Estimating vesting criteria and forfeitures involves judgement. The number of DSUs, RSUs and PSUs that actually vest could differ from those estimates and any changes are recognized prospectively when they occur as an increase or decrease in compensation expense.

PROVISION FOR DOUBTFUL ACCOUNTS RECEIVABLE

The allowance for doubtful accounts and past due receivables are reviewed by management on a monthly basis. Accounts receivable are considered for impairment on a case-by-case basis when they are past due or when objective evidence is received that a customer will default. Management makes these assessments after taking into consideration the customer’s payment history, their credit worthiness and the current economic environment in which the customer operates to assess impairment. The Company’s historical bad debt expenses have not been significant and are usually limited to specific customer circumstances. However, given the cyclical nature of the oil and gas industry along with the current economic operating environment, a customer’s ability to fulfill its payment obligations can change suddenly and without notice.

INCOME TAXES

The Company uses the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recorded based on temporary differences between the carrying amount of an asset or liability and its tax base. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered, which requires significant judgement. The Company’s operations are complex and are located in multiple income tax jurisdictions. The computation of the provision for income taxes involves a significant degree of judgement regarding tax interpretations, regulations and legislation that are continually changing. There are matters that have not yet been confirmed by taxation authorities; however, management believes the provision for income taxes is adequate. Any changes in the estimated amounts are recognized prospectively in the statement of net loss.

CONTROL OF LIMITED PARTNERSHIPS PARTIALLY OWNED BY THE COMPANY

Savanna conducts a portion of its operations through limited partnerships in which each of Savanna and an Aboriginal partner hold approximately half of a partnership interest. IFRS 10, Consolidated Financial Statements, outlines specific criteria to use in determining whether control of a subsidiary exists. There are many aspects of the relationships between the Company and the limited partnerships which it partially owns that are considered in determining whether Savanna controls these limited partnerships for financial reporting purposes, including: the purpose and design of the partnerships; the relevant activities of the partnerships that generate returns; the Company’s ability to direct those relevant activities without requiring the cooperation of the other partners based on provisions within the partnership agreements; and the Company’s exposure to variable returns as a result thereof; and the determination of protective rights that protect the interest of the partners without giving those partners power over the partnerships. Savanna has made judgements around protective rights which include the cooperation of the limited partners on certain transactions above certain dollar thresholds and has concluded that these activities do not give the partners power over the partnership. These considerations and determinations are complex and are based on management’s judgement.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	36

MANAGEMENT’S DISCUSSION AND ANALYSIS

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company records its financial instruments at fair value on inception with changes in fair value being recorded when required by the Company’s classification of such instruments. The calculation of fair value of the Company’s financial instruments requires judgement around expected outcomes and is based on many variables including but not limited to credit spreads and interest rate spreads. These calculations are complex and require significant judgement around the selection of market inputs that are subject to factors outside of management’s control.

FUNCTIONAL CURRENCIES

The Company conducts a portion of its operations through foreign subsidiaries, which record transactions in their respective functional currency. The determination of the functional currencies of the Company and its subsidiaries is based on management’s judgement which is centered on determining the primary economic environment in which an entity operates. IAS 21, The Effects of Changes in Foreign Exchange Rates, sets out a number of factors that are used in the determination of functional currencies, including the composition of revenues and costs in the locations that the Company and its subsidiaries operate. Where the indicators are mixed and the functional currency is not obvious, management used judgement to determine the functional currency that most faithfully represents the economic effects of the underlying transactions, events and conditions of its operating entities. There were no changes in the functional currencies of the Company or its subsidiaries for the years ended December 31, 2016 or 2015.

Recent Accounting Pronouncements

The following are IFRS changes that have been issued by the International Accounting Standards Board, which may affect the Company, but are not yet effective:

•	IFRS 9, Financial Instruments, was first issued in November 2009 to replace current International Accounting Standards (“IAS”) 39, Financial Instruments: Recognition and Measurement. IFRS 9 replaces the current multiple classification and measurement models for financial assets and financial liabilities with a single model that has only two classification categories: amortized cost and fair value. Hedge accounting remains optional under IFRS 9, but the new model is intended to better reflect risk management activities in the financial statements and provide more opportunities to apply hedge accounting. In July 2014, the IASB deferred the mandatory effective date of IFRS 9 to January 1, 2018. IFRS 9 is still available for early adoption. The Company is continuing to assess the effect of IFRS 9 on its financial results and financial position.

•	IFRS 15, Revenue from Contracts with Customers, was issued to supersede IAS 18, Revenue, IAS 11, Construction Contracts and related interpretations. IFRS 15 is intended to provide a single principles based model to apply to all contracts with customers where there are two approaches to recognizing revenue: over time or at a point in time. IFRS 15 also includes new disclosure requirements. The standard is effective for annual reporting periods beginning on or after January 1, 2018, with earlier adoption permitted. The Company is continuing to assess the potential impact that the new standard will have on its financial results and financial position and does not anticipate any significant changes, other than more detailed disclosures.

•	IFRS 16, Leases, was issued in January 2016 to replace current IAS 17, Leases. For lessees applying IFRS 16, a single recognition and measurement model for leases would apply, with required recognition of assets and liabilities for most leases. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted if the entity is also applying IFRS 15. The Company is continuing to assess the potential impact that the new standard will have on its financial results and financial position.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	37

MANAGEMENT’S DISCUSSION AND ANALYSIS

Risks and Uncertainties

The Company’s primary activity is the provision of contract drilling and oilfield services to the oil and gas industry in Canada, the United States and Australia. The demand, price and terms of these services are dependent on the level of activity in this industry, which in turn depends on several factors, including, but not limited to:

•	Crude oil, natural gas and other commodity prices, markets and storage levels;

•	Expected rates of production and production declines;

•	Access to land and the discovery of new oil and natural gas reserves;

•	Availability of capital and financing;

•	Exploration and production costs;

•	Pipeline capacity and availability;

•	Manufacturing capacity and availability of parts and supplies for rig equipment; and

•	Government imposed regulations, royalties and taxes.

The following provides a further description of risks associated with the Company’s business and the contract drilling and oilfield services business in general. This list should not be taken as an exhaustive list, nor should it be taken as a complete summary or description of all the risks associated with the Company’s business.

VOLATILITY AND WEAKNESS OF INDUSTRY CONDITIONS

The demand, pricing and terms for oilfield services largely depend upon the level of industry activity for natural gas and oil exploration and development. Industry conditions are influenced by numerous factors over which the Company has no control, including: the level of oil and gas prices; expectations about future oil and gas prices; the cost of exploring for, producing and delivering oil and gas; the expected rates of declining current production; the discovery rates of new oil and gas reserves; available pipeline transportation capacity; development of liquefied natural gas; weather conditions; macroeconomic and geopolitical factors, military conflict; sovereign debt crises; regulatory and other economic conditions; and the ability of oil and gas companies to raise equity capital or debt financing.

The level of activity in the oil and gas exploration and production industry is volatile. Over the last few years, market events and conditions, including global excess oil and natural gas supply, actions taken by OPEC, slowing growth in emerging economies, market volatility and disruptions in Asia, and sovereign debt levels in various countries, caused significant weakness and volatility in commodity prices. These events and conditions have caused a significant decrease in the valuation of oil and gas companies and a decrease in confidence in the oil and gas industry. These difficulties were exacerbated in Canada by changes in government at a federal level and, in the case of Alberta, the provincial level and the resultant uncertainty surrounding regulatory, tax, royalty changes and environmental regulations that have been announced or may be implemented by the new governments. In addition, the inability to get the necessary approvals to build pipelines and other facilities to provide better access to markets for the oil and gas industry in Western Canada led to additional downward price pressure on oil and gas produced in Western Canada and uncertainty and reduced confidence in the oil and gas industry in Western Canada. Lower commodity prices have restricted, and are anticipated to continue to restrict, oil and gas companies’ cash flows resulting in reduced capital expenditure budgets. Recently, sentiment with respect to the oil and natural gas industry has improved based on the nomination to the U.S. cabinet of strong energy industry proponents, the approval of two new Canadian oil export pipelines, and agreements by OPEC members and certain non-OPEC producers to reduce production quotas. However, despite recent increases, oil and natural gas prices remain relatively low and market uncertainties remain. Such events directly affect the demand for drilling and well servicing services provided by the Company to oil and gas customers, and could have a material effect on the Company’s business, financial condition, results of operations and cash flows. Any addition to or elimination or curtailment of government incentives could also have a significant impact on the oilfield services industry.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	38

MANAGEMENT’S DISCUSSION AND ANALYSIS

WORKFORCE AVAILABILITY

The Company’s ability to provide reliable and quality services is dependent on its ability to hire and retain a dedicated and quality pool of employees. The combination of the technical skills required to work in the oilfield services industry, the physically demanding nature of the work and the volatility inherent in the oil and gas sector, may inhibit the Company’s ability to employ and retain qualified personnel. Furthermore, in periods of increasing activity it may become more difficult to find and retain qualified employees, which could limit growth, increase operating costs or have other adverse effects on the Company’s operations. The Company strives to retain employees by providing a safe working environment, competitive wages and benefits, employee savings plans and an atmosphere in which all employees are treated equally regarding opportunities for advancement. The Aboriginal partnerships that the Company has formed have enhanced access to a large, capable workforce of Aboriginal employees.

SAFETY PERFORMANCE

Standards for the prevention of incidents in the oil and gas industry are governed by service company safety policies and procedures, accepted industry safety practices, customer specific safety requirements and health and safety legislation. Many customers consider safety performance a key factor in selecting oilfield service providers. Deterioration of Savanna’s safety performance could result in a decline in the demand for Savanna’s services and could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

COMPETITION

The oilfield services industry is highly competitive and the Company competes with a substantial number of companies that have greater technical and financial resources. The Company’s ability to generate revenue and earnings depends primarily upon its ability to win bids in competitive bidding processes and to perform awarded projects within estimated times and costs. There can be no assurance that such competitors will not substantially increase the resources devoted to the development and marketing of products and services that compete with those of the Company or that new competitors will not enter the various markets in which the Company is active. In certain aspects of its business, the Company also competes with a number of small and medium-sized companies, which, like the Company, have certain competitive advantages such as lower overhead costs and specialized regional strengths. Reduced levels of activity in the oil and gas industry can intensify competition and result in lower revenue to the Company. Variations in the exploration and development budgets of oil and gas companies which are directly affected by fluctuations in energy prices, the cyclical nature and competitiveness of the oil and gas industry and governmental regulation, will have an effect upon the Company’s ability to generate revenue and earnings. See “Volatility and Weakness of Industry Conditions”.

POLITICAL INSTABILITY

In the last several years, the United States and certain European countries have experienced significant political events that have cast uncertainty on global financial and economic markets. During the recent presidential campaign a number of election promises were made and the new American administration has begun taking steps to implement certain of these promises. Included in the actions that the administration has discussed are the renegotiation of the terms of the North American Free Trade Agreement, withdrawal of the United States from the Trans-Pacific Partnership, imposition of a tax on the importation of goods into the United States, reduction of regulation and taxation in the United States, and introduction of laws to reduce immigration and restrict access into the United States for citizens of certain countries. It is presently unclear exactly what actions the new administration in the United States will implement, and if implemented, how these actions may impact Canada and in particular the oil and gas industry. Any actions taken by the new United States administration may have a negative impact on the Canadian economy and on the businesses, financial conditions, results of operations and the valuation of Canadian oil and gas services companies, including the Company.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	39

MANAGEMENT’S DISCUSSION AND ANALYSIS

In addition to the political disruption in the United States, the citizens of the United Kingdom recently voted to withdraw from the European Union and the Government of the United Kingdom has begun taken steps to implement such withdrawal. Some European countries have also experienced the rise of anti-establishment political parties and public protests held against open-door immigration policies, trade and globalization. To the extent that certain political actions taken in North America, Europe and elsewhere in the world result in a marked decrease in free trade, access to personnel and freedom of movement it could have the effect of an increase costs for goods and services required for the Company’s operations, reduce access to skilled labour and negatively impact the Company’s business, financial condition, results of operations and cash flows.

SEASONALITY

In Canada, the level of activity in the oilfield services industry is influenced by seasonal weather patterns. The spring thaw makes the ground unstable and less capable of supporting heavy weights. Consequently, municipalities and transportation departments enforce road bans that restrict the movement of heavy equipment, thereby reducing drilling and well servicing activity levels. In addition, in any geography in which Savanna operates, during excessively rainy periods, equipment moves may be delayed, thereby adversely affecting revenues. In addition, extreme cold weather and heavy snowfall may restrict the Company’s ability to access properties with equipment or cause operational difficulties.

In Canada, there is greater demand for oilfield services provided by the Company in the winter season when the occurrence of freezing permits the movement and operation of heavy equipment. Activities tend to increase in the fall and peak in the winter months of November through March. However, if an unseasonably warm winter prevents sufficient freezing, the Company may not be able to access well sites and its operating results and financial condition may therefore be adversely affected. Similarly, wet weather in Australia, normally in the first quarter, can also impact well site access which could adversely affect the Company’s operating results and financial condition in Australia as well. Volatility in the weather and temperature can therefore create unpredictability in activity and utilization rates, which could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

OPERATING RISK AND INSURANCE

Savanna’s operations are subject to all the risks and hazards typically associated with drilling and well servicing operations, including but not limited to: equipment defects; malfunction; failures; blowouts; cratering; loss of well control; fire, explosions; other environmental hazards; extreme weather conditions; or other acts of nature each of which could result in work stoppages, personal injury, loss of life or damage to or destruction of equipment and facilities.

These risks and hazards could expose the Company to substantial liability for personal injury, loss of life, business interruption, property damage or destruction, pollution and other environmental damages. Although the Company has obtained insurance against certain of the risks to which it is exposed, however not all risks are insurable and such insurance is subject to coverage limits and no assurance can be given that such insurance will be adequate to cover the Company’s liabilities or will be generally available in the future or, if available, that premiums will be commercially reasonable. If the Company were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits; or a customer or insurer failed to meet its indemnification obligations; or if the Company were to incur such liability at a time when it is not able to obtain liability insurance, resulting losses could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

RELIANCE ON KEY PERSONNEL

The success of the Company is dependent upon its key personnel. Any loss of the services of such persons could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows. The Company does not have any key personnel insurance in effect. The ability of the Company to expand its services is dependent upon its ability to attract additional qualified employees. The ability to secure the services of additional personnel is constrained in times of strong industry activity.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

DEPENDENCE ON CUSTOMERS

Savanna has a broad customer base and does not solely depend on any one customer or group of customers. The single largest customer accounted for 33% of revenue in 2016; no other customer accounted for more than 10% of revenue in 2016. The loss of the Company’s largest customer could have a material adverse impact on the Company’s business, financial condition, results of operations and cash flows. In addition, in certain geographical operating areas, the Company may depend on a smaller number of customers, the loss of any of which could have a material adverse effect on Savanna’s operations in those operating areas and may result in significant equipment relocation costs.

POTENTIAL REPLACEMENT OR REDUCED USE OF PRODUCTS AND SERVICES

Certain of the Company’s equipment may become obsolete or experience a decrease in demand through the introduction of competing products or new technologies that are lower in cost; exhibit enhanced performance characteristics; or are determined by the market to be more preferable for environmental or other reasons. These changes could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows. Although the Company makes reasonable efforts to keep current with the changing market for oilfield services and technological and regulatory changes, there can be no assurance that the Company will be able to identify all changes to competing products of technology or, if identified, have the financial resources to adapt to such changing market conditions.

TECHNOLOGY RISKS

Exploration and development of conventional and unconventional oil and natural gas reserves requires high performance drilling rigs. The ability of the Company to meet customer demands in respect of performance and cost will depend upon continuous improvements in operating equipment. There can be no assurance that the Company will be successful in its efforts in this regard or that it will have the resources available to meet this continuing demand. Failure by the Company to do so could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows. No assurances can be given that competitors will not achieve technological advantages over the Company. The Company relies on proprietary technology in respect of aspects of its oilfield services, particularly coiled tubing drilling. While the Company has been granted patent protection in Canada and in the United States in respect of certain of such technology, no assurances can be given that the proprietary nature of the technology can be adequately protected.

VULNERABILITY TO MARKET CHANGES

Fixed costs, including costs associated with operating expenses, leases, labour costs and depreciation will account for a significant portion of the Company’s costs and expenses. As a result, changes in market conditions which reduce demand for the Company’s equipment, could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows. See “Volatility and Weakness of Industry Conditions”.

DEPENDENCE ON SUPPLIERS

Failure of suppliers to deliver equipment in a timely and efficient manner could be detrimental to the Company’s ability to keep customers and to grow. In addition, certain equipment is manufactured specifically for the Company and the Company is dependent upon the continued availability of the manufacturer and the maintenance of the quality of manufacture. No assurances can be given that the Company will be successful in maintaining its required supply of equipment.

ENVIRONMENTAL LIABILITY

The Company is subject to the operating risks inherent in the industry, including environmental damage. The Company has established programs to address compliance with current environmental standards and monitors its practices concerning the handling of environmentally hazardous materials. However, there can be no assurance that the Company’s procedures will prevent environmental damage occurring from spills of materials handled by the Company or that such damage has not already occurred. On occasion, substantial liabilities to third parties may be incurred. The Company may have the benefit of insurance maintained by it or the operator; however the Company may become liable for damages against which it cannot adequately insure or against which it may elect not to insure because of high costs or other reasons.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

In addition, trends in environmental regulation to increase restrictions and limitations on activities that may impact the environment, including the generation and disposal of wastes, the use and handling of chemical substances and laws, regulations or treaties concerning climate change, greenhouse gas emissions or other environmental matters could have a material adverse impact on the Company’s business, financial condition, results of operations and cash flows.

FOREIGN OPERATIONS

Some of the Company’s current operations and related assets are located in the United States and Australia. In addition, the Company’s growth plans may contemplate establishing operations in additional foreign countries, including countries where the political and economic systems may be less stable than those in North America and Australia. Risks of foreign operations include, but are not necessarily limited to, changes of laws affecting foreign ownership, government participation, taxation, royalties, duties, rates of exchange, inflation, repatriation of earnings, social unrest or civil war, acts of terrorism, extortion or armed conflict and uncertain political and economic conditions resulting in unfavourable government actions such as unfavourable legislation or regulation. While the impact of these factors cannot be accurately predicted, if any of the risks materialize, they could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

ALTERNATIVES TO AND CHANGING DEMAND FOR PETROLEUM PRODUCTS

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and gas, and technological advances in fuel economy and energy generation devices could reduce the demand for crude oil, natural gas and liquid hydrocarbons. The Company cannot predict the impact of changing demand for oil and gas products, and any major changes could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

GOVERNMENT LAWS AND INDUSTRY REGULATIONS

The Company’s operations are subject to numerous laws as well as industry regulations and guidelines many of which are related to health and safety, the conduct of operations, transportation and the environment. Some of the laws, regulations and guidelines that apply to operations also authorize the recovery of natural resource damages by the government, injunctive relief, and the imposition of stop, control, remediation and abandonment orders. While management believes that its businesses will be operated in accordance with applicable laws, the Company will remain subject to a varied and complex body of laws and regulations that both public officials and private individuals may seek to enforce. The costs arising from compliance with such laws, regulations and guidelines may be material to the Company.

Any regulatory changes that impose additional operating or environmental restrictions or requirements on the Company or its customers could result in increased operating costs and decreased demand for the Company’s services, which could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

FAILURE TO REALIZE ANTICIPATED BENEFITS OF ACQUISITIONS AND DISPOSITIONS

The Company considers acquisitions and dispositions of businesses and assets in the ordinary course of business. Achieving the benefits of acquisitions depends in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner as well as the Company’s ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the Company. The integration of acquired businesses may require substantial management effort, time and resources and may divert management’s focus from other strategic opportunities and operational matters. Management continually assesses the value and contribution of services provided by third parties and assets required to provide such services. In this regard, non-core assets are periodically disposed of, so that the Company can focus its efforts and resources more efficiently. Depending on the state of the market for such non-core assets, certain non-core assets of the Company, could realize less on disposition than their carrying value in the financial statements of the Company.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT OF GROWTH

The Company may be subject to growth related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

ACCESS TO CURRENT AND ADDITIONAL FINANCING

The Company’s ability to access its senior secured revolving credit facility is directly dependent on, among other factors, the Company’s compliance with certain financial ratios and other restrictive covenants, which may from time to time affect the availability or price of additional funding. A breach of any of these covenants, which may be affected by events beyond the Company’s control, could constitute an event of default which, if not cured or waived, could result in the amounts outstanding on the senior secured revolving credit facility to become due and payable immediately. In addition, the Company’s second lien senior secured term loan facility and senior unsecured notes contain cross-default provisions, which in the event of default under the Company’s senior secured revolving credit facility, could also result in these amounts becoming due and payable immediately. If the Company’s lenders require repayment of all or a portion of the amount outstanding under its senior secured revolving credit facility for any reason, including for a default of a covenant, there is no certainty that the Company would be in a position to make such repayment. Even if the Company is able to obtain new financing in order to make any required repayment under its senior secured revolving credit facility, second lien senior secured term loan facility, and/or senior unsecured notes, it may not be on commercially reasonable terms or terms that are acceptable to the Company. If the Company is unable to repay amounts owing under its senior secured revolving credit facility, second lien senior secured term loan facility, and/or senior unsecured notes, the lenders could proceed to foreclose or otherwise realize upon the collateral granted to them to secure the indebtedness.

In addition, the Company’s credit facilities may, from time to time, impose operating and financial restrictions on the Company that could include restrictions on, the payment of dividends, repurchase or making of other distributions with respect to the Company’s securities, incurring of additional indebtedness, provision of guarantees, the assumption of loans, making of capital expenditures, entering into of amalgamations, mergers, take-over bids or disposition of assets, among others.

The Company may find it necessary in the future to obtain additional debt or equity to support ongoing operations, to undertake capital expenditures, to repay existing borrowings or to undertake acquisitions or other business combination transactions. As a result of conditions in the oil and gas and oilfield services industries and/or global economic volatility, the Company, along with many other issuers, may, from time to time, have restricted access to capital and increased borrowing costs. The current conditions in the oil and gas and oilfield services industries have negatively impacted the ability of such companies to access additional financing. There can be no assurance that additional financing will be available to the Company when needed or on terms acceptable to the Company. Alternatively, any available financing may be dilutive to existing shareholders. The Company’s inability to raise financing to support ongoing operations or to fund capital expenditures or acquisitions could limit the Company’s growth and could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

CASH FLOW RISK

The Company will require sufficient cash flow in the future in order to service and repay its indebtedness. The Company`s ability to generate sufficient cash flow to meet these obligations is to a certain extent, subject to global economic, financial, competitive and other factors that may be beyond its control. If the Company is unable to attain future borrowings or generate cash flow from operations in an amount sufficient to service and repay its indebtedness, the Company will need to refinance or be in default under the agreements governing its indebtedness and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets. Such refinancing or alternative measures may not be available on favourable terms or at all. In particular, due to the conditions in the oil and gas and oilfield services industries and/or global economic

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MANAGEMENT’S DISCUSSION AND ANALYSIS

volatility, the Company may from time to time have restricted access to capital and increased borrowing costs. The current conditions in the oil and gas and oilfield services industries have negatively impacted the ability of such companies to access additional financing. The inability to service, repay and/or refinance its indebtedness could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

CREDIT RISK

Credit risk arises from cash held with banks and financial institutions, as well as credit exposure to customers in the form of outstanding accounts receivable, and suppliers in the form of deposits placed on long-lead items. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The carrying amount of accounts receivable reflects management’s assessment of the credit risk associated with its customers. The Company generally grants unsecured credit to its customers; however, the Company applies rigorous evaluation procedures to all new customers and analyzes and reviews the financial health of its current customers on an ongoing basis. The allowance for doubtful accounts and past due receivables are reviewed by management on a monthly basis. Accounts receivable are considered for impairment on a case-by-case basis when they are past due or when objective evidence is received that a customer will default. The Company takes into consideration the customer’s payment history, their credit worthiness and the current economic environment in which the customer operates to assess impairment. The Company accounts for a specific bad debt provision when management considers that the expected recovery is less than the actual amount receivable. When a receivable balance is considered uncollectible it is written off against the allowance for doubtful accounts. Subsequent recovery of amounts previously written off is included in net earnings. Based on the nature of its operations, Savanna will always have a concentration of credit risk as a substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. To the extent that any of the Company’s customers go bankrupt, become insolvent or make a proposal or institute any proceedings relating to bankruptcy or insolvency, it could result in the Company being unable to collect all or portion of any money owing from such customers. Any of these factors could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flow.

FOREIGN CURRENCY EXCHANGE RISK

The Company is exposed to foreign currency fluctuations as revenues, expenses and working capital derived from its foreign operations are denominated in U.S. dollars and Australian dollars. In addition, the Company’s U.S. and Australian subsidiaries are subject to translation gains and losses on consolidation. Realized foreign exchange gains and losses are included in net earnings while foreign exchange gains and losses arising on the translation of the assets, liabilities, revenues and expenses of the Company’s foreign operations are included in OCI. The Company also holds U.S. and Australian dollar denominated debt. To the extent that the Company engages in risk management activities related to foreign currency exchange rates, there is a credit risk associated with the counterparties with which the Company may contract.

INTEREST RATE RISK

The Company is exposed to interest rate risk on a portion of its long-term debt and does not currently hold any financial instruments that mitigate this risk. The Company’s fixed-rate debt is subject to interest rate price risk, as the values will fluctuate as a result of changes in market interest rates. Floating-rate debt is subject to interest rate cash flow risk, as the required cash flows to service the debt will fluctuate with changes in market interest rates. The remainder of the Company’s financial assets and liabilities are not exposed to interest rate risk.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

LITIGATION

In the normal course of the Company’s business, it may become involved in, named as a party to, or be the subject of, various legal proceedings, including regulatory proceedings, tax proceedings and legal actions, related to personal injuries including resulting from exposure to hazardous substances, property damage, property tax, environmental issues including claims relating to contamination and contract disputes. The outcome of outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to the Company and as a result, could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows. Even if the Company is successful in such legal proceedings, the proceedings could be costly and time-consuming and may divert the attention of management and key personnel from the business operations of the Company which could have a material adverse effect on the Company’s financial position.

DIVIDENDS

The amount of future cash dividends paid by the Company, if any, will be subject to the discretion of the Board of Directors of the Company and may vary depending on a variety of factors and conditions existing from time to time, many of which will be beyond the control of the Company. These factors and conditions include fluctuations in capital expenditure requirements, debt service requirements, restrictions imposed on the Company by its lenders, operating costs, foreign exchange rates and the satisfaction of the liquidity and solvency tests imposed by applicable corporate law for the declaration and payment of dividends.

MARKET PRICE OF COMMON SHARES

The trading price of securities of oilfield services issuers is subject to substantial volatility. This volatility is often based on factors both related and unrelated to the financial performance or prospects of the issuers involved. The market price of the common shares of the Company could be subject to significant fluctuations in response to variations in the Company’s operating results, financial condition, liquidity and other internal factors. Factors that could affect the market price of the common shares of the Company that are unrelated to the Company’s performance include domestic and global commodity prices and market perceptions of the attractiveness of particular industries. Accordingly, the price at which the common shares of the Company will trade cannot be accurately predicted.

INFORMATION TECHNOLOGY SYSTEMS AND CYBER-SECURITY

The Company has become increasingly dependent upon the availability, capacity, reliability and security of our information technology infrastructure and our ability to expand and continually update this infrastructure, to conduct daily operations. The Company depends on various information technology systems to process and record financial data, manage its rig fleet, schedule maintenance and communicate with employees and third-party partners. Further, the Company is subject to a variety of information technology and system risks as a part of its normal course operations, including potential breakdown, invasion, virus, cyber-attack, cyber-fraud, security breach, and destruction or interruption of the Company’s information technology systems by third parties or insiders.

Unauthorized access to these systems by employees or third parties could lead to corruption or exposure of confidential, fiduciary or proprietary information, interruption to communications or operations or disruption to our business activities or our competitive position. Further, disruption of critical information technology services, or breaches of information security, could have a negative effect on our performance and earnings, as well as on our reputation. The Company applies technical and process controls in line with industry-accepted standards to protect our information assets and systems; however, these controls may not adequately prevent cyber-security breaches. The significance of any such event is difficult to quantify, but may in certain circumstances be material and could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

DILUTION

The Company may complete future acquisitions or enter into financings or other transactions involving the issuance of securities of the Company which may be dilutive.

BREACH OF CONFIDENTIALITY

In the normal course of the Company’s business the Company may discuss potential business relationships, transactions with third parties, financing solutions or other activities and at which time the Company may disclose confidential information relating to the business, operations or affairs of the Company. The Company takes commercially reasonable measures to ensure confidentiality agreements are signed by third parties prior to the disclosure of any confidential information or to otherwise ensure the confidentiality of such information is maintained; however a breach or failure of these measures could put the Company at competitive risk and may cause significant damage to its business. The harm to the Company’s business from a breach of confidentiality cannot presently be quantified, but may be material and may not be compensable in damages. There is no assurance that, in the event of a breach of confidentiality, the Company will be able to obtain equitable remedies, such as injunctive relief, from a court of competent jurisdiction in a timely manner, if at all, in order to prevent or mitigate any damage to its business that such a breach of confidentiality may cause.

INCOME TAXES

The Company makes all required income tax filings and believes that it is in full compliance with all applicable tax legislation of each of the jurisdictions in which it operates. However, such filings are subject to reassessment by the applicable taxation authority and in the event of a reassessment of the Company, such reassessment may have a negative impact on current and future taxes payable. Income tax laws relating to various matters, including dividends, may in the future be changed or interpreted in a manner that adversely affects the Company. Furthermore, tax authorities having jurisdiction over the Company may disagree with how the Company calculates its taxes or could change administrative practices to the Company’s detriment.

FORWARD-LOOKING INFORMATION MAY PROVE INACCURATE

Shareholders and prospective investors are cautioned not to place undue reliance on the Company’s forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risk and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

Additional information on the risks, assumptions and uncertainties are found under the heading “Cautionary Statement Regarding Forward-Looking Information and Statements” in this MD&A.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed or caused to be designed under their supervision, disclosure controls and procedures (as defined in National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52-109”)) (“DC&P”). As of December 31, 2016, an evaluation of the effectiveness of the Company’s DC&P was conducted by and under the supervision of the Company’s management, including the CEO and the CFO. Based on this evaluation, the CEO and CFO have concluded that the Company’s DC&P are effective at December 31, 2016 to provide reasonable assurance that: (i)information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation; and (ii) that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the Company’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure.

The CEO and CFO do not expect that the DC&P will prevent or detect all errors, misstatements and fraud but are designed to provide reasonable assurance of achieving their objectives. A control system, no matter how well designed or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

In addition to DC&P, the CEO and CFO have designed internal controls over financial reporting (as defined in NI 52-109) (“ICFR”), or caused them to be designed under their supervision. The design and effectiveness of these controls have been evaluated by and under the supervision of the Company’s management, including the CEO and the CFO, using the framework and criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the CEO and CFO have concluded that the Company’s ICFR as of December 31, 2016 are effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company’s ICFR may not prevent or detect all errors, misstatements and fraud. The design of internal controls must take into account cost-benefit constraints. A control system, no matter how well designed or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met. While the Company is continually enhancing its ICFR, no material changes were made during the period beginning October 1, 2016, and ending December 31, 2016, that have materially affected or are reasonably likely to materially affect the Company’s ICFR.

Cautionary Statement Regarding Forward-Looking Information and Statements

Certain statements contained in this MD&A, including statements related to the Company’s expectation of repurchasing the remaining outstanding senior unsecured notes in May 2017, primarily through the second draw of the second lien term loan, the expectation that there is ample availability of funds for the foreseeable future under the senior secured revolving credit facility, the expectation that improved and standardized global processes and systems will limit personnel increases in an eventual recovery of activity levels, as well as the expected timing of the completion of the project related thereto, the reactivation and timing of a seventh drilling rig in West Texas and the cost related thereto, the outlook for future oil and natural gas demand and prices and the effect of relatively low and volatile oil and natural gas demand and prices on the oilfield services industry and the Company, the effect of two recent Canadian oil export pipeline approvals on local pricing for oil in the future, cyclical and seasonal industry fundamentals, drilling and completion activity levels, the expectation of increasing oil and natural gas industry activity in 2017 relative to 2016 should oil prices stabilize at current levels, expectations that oil and

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MANAGEMENT’S DISCUSSION AND ANALYSIS

natural gas prices need to increase further before rig counts increase more meaningfully, expectations that the significant competitive pressures facing the oilfield services industry will remain through the remainder of 2017, expectations for capital spending for 2017 including the categories of spending and focus thereof, the expectation of yielding positive results on drilling rigs reactivated in the Permian basin as that market continues to improve, the expectation that the Company will be able to manage its business within the financial ratios outlined in its credit facility, expectations of improving pricing levels into the second half of 2017, the expectation that Savanna will benefit considerably as activity and pricing levels increase from the low commodity pricing experienced in 2016, the expectation that efficiencies will be gained from the implementation of the new global enterprise resource planning system, expectations that pricing and activity levels in Canada and the U.S. will continue improving in 2017 from those in 2016, the expectation of lower operating margins in Canada in the first half of 2017 relative to the first half of 2016, the expectation that pricing will begin to improve into the second half of 2017 in Canada, the expectation that operating margins in the Permian basin will begin to improve in 2017 relative to 2016, the expectation of day rate increases for the Velox triple drilling rigs in 2017, the expectation that the Company will be successful in negotiating contracts with its customers outside of the formal tender process, the belief that the Company is in a strong competitive position to re-contract its drilling and service rigs in Australia and that any such contracts are likely to be shorter in term than previously, and statements that contain words such as “could”, “should”, “can”, “anticipate”, “expect”, “believe”, “will”, “may”, “likely”, “estimate”, “predict”, “potential”, “continue”, “maintain”, “retain”, “grow”, and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.

These statements are based on certain assumptions and analysis made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. In particular, the Company’s expectation of repurchasing the remaining outstanding senior unsecured notes in May 2017, primarily through the second draw of the second lien term loan, is premised on the reduction in the redemption price on the senior unsecured notes to par in May 2017, and required use of proceeds of the second lien term loan. The Company’s expectation that there is ample availability of funds for the foreseeable future under the senior secured revolving credit facility is premised on the total amount currently drawn on the facility relative to amount available and the Company’s expected use of the facility relative to current budgets and forecasts. The Company’s expectation that improved and standardized global processes and systems will limit personnel increases in an eventual recovery of activity levels, as well as the expected timing of the completion of the project related thereto, and the expectation that efficiencies will be gained from the implementation of the new global enterprise resource planning system is premised on the number of disparate legacy systems and processes and the amount of manual intervention required to effectively run those systems and processes based on current and historical rig counts and the current status, budgets and forecasts with respect to the project. The Company’s outlook for future oil and natural gas demand and prices and the effect of relatively low and volatile oil and natural gas demand and prices on the oilfield services industry and the Company, the effect of two recent Canadian oil export pipeline approvals on local pricing for oil in the future, its expectations of future drilling and completion activity levels assuming the stabilization of oil prices at current levels, expectations that oil and natural gas prices need to increase further before rig counts increase more meaningfully, expectations that the significant competitive pressures facing the oilfield services industry will remain through the remainder of 2017, the expectation of yielding positive results on drilling rigs reactivated in the Permian basin as that market continues to improve, expectations of improving pricing levels into the second half of 2017, the expectation that Savanna will benefit considerably as activity and pricing levels increase from the low commodity pricing experienced in 2016, expectations that pricing and activity levels in Canada and the U.S. will continue improving in 2017 from those in 2016, the expectation of lower operating margins in Canada in the first half of 2017, relative to the first half of 2016, and the expectation that operating margins in the Permian basin will begin to improve in 2017 relative to 2016, are premised on industry and commodity price estimates, actual results experienced to date in 2017, customer contracts and commitments, the Company’s expectations for its customers’ capital budgets, the status of current negotiations with its customers, current industry rig counts and industry rig utilization levels in North America, current pricing levels in Canada relative to those in the first half of 2016, and the costs incurred in the Permian basin in Q4 2016 with respect to reactivating drilling rigs, the nature of the work

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MANAGEMENT’S DISCUSSION AND ANALYSIS

performed in the Permian basin in Q4 2016 and the operating challenges faced related thereto. The Company’s expectations for capital spending for 2017 including the categories of spending and focus thereof is premised on the expectation of activity levels for 2017, current budgets and forecasts, actual capital expenditures in 2016, and drilling rig upgrades underway in the U.S. The Company’s expectation that it will be able to manage its business within the financial ratios outlined in its senior secured revolving credit facility is premised on current budgets and forecasts. The Company’s expectation that it will be successful in negotiating contracts with its customers outside of the formal tender process and its belief that it is in a strong competitive position to re-contract its drilling and service rigs in Australia are premised on current negotiations and discussions with, and commitments from, its customers and potential new customers. Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks and uncertainties, which could cause actual results to differ materially from the Company’s expectations. Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for well servicing, oilfield rentals and contract drilling; the effects of weather conditions on operations and facilities; unexpected equipment maintenance and replacement; the existence of competitive operating risks inherent in well servicing, oilfield rentals and contract drilling; general economic, market or business conditions; changes in laws or regulations, including taxation, environmental and currency regulations; the lack of availability of qualified personnel or management; the other risk factors set forth under the heading “Risks and Uncertainties” in this MD&A and under the heading “Risk Factors” in the Company’s Annual Information Form and other unforeseen conditions which could impact on the use of services supplied by the Company.

Included herein is an estimate of cash capital expenditures for 2017. To the extent such estimate constitutes future oriented financial information or a financial outlook, such future oriented financial information or financial outlook is included herein to provide readers with an understanding of the Company’s anticipated capital expenditures for 2017. Readers are cautioned that the information may not be appropriate for other purposes. The Company and its management believe that the prospective financial information as to the anticipated cash capital expenditures for 2017 has been prepared on a reasonable basis, reflecting management’s best estimates and judgments, and represents, to the best of management’s knowledge and opinion, the Company’s expected course of action. However, because this information is highly subjective, it should not be relied on as necessarily indicative of future results.

All of the forward-looking information and statements made in this MD&A are qualified by this cautionary statement and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company or its business or operations. Except as may be required by law, the Company assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events, or otherwise.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	49